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03045124

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bespak

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 22 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3349 FISCAL YEAR 5-3-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT: 12/15/03

82-3349

03 DEC -3 AM 7:21

AR/S
5-3-03


2003 Annual Report
and Accounts
Bespak
DRUG DELIVERY TECHNOLOGIES

Bespak is a leader in metered dose drug delivery technology and has the widest range of customers, drugs and formulations in the HFA valve industry. We provide a comprehensive range of device-related services to pharmaceutical and drug delivery companies and are the world's largest supplier of dry powder inhalers. Now we are at the forefront of the development of the device to delivery the world's first inhaled insulin.

Highlights

Sales of products and services declined by 13% to **£79.9m** (2002: £91.5m)

Profit before taxation and exceptional items of **£4.2m** (2002: £15.0m) impacted by price reduction on major product and reduced demand for CFC valves

Restructuring and manufacturing efficiencies on track – expected to achieve significant annualised savings as previously announced

Final dividend maintained at **12.1p** per share

Net cash at 3 May 2003 **£8.8m** (2002: £24.8 m)

Increasing conversion from CFC valves to **HFA valves** with significant market share gain expected

Encouraging signs on Pfizer's **Exubera** inhaled insulin – Bespak to manufacture this delivery device

Chairman's Statement Overall, this year has presented Bespak with unprecedented challenges. However, our performance in the last financial year masks some encouraging trends. Pulmonary valves are now well placed for significant gain in market share and Device & Manufacturing Services looks set to grow rapidly. With a strong balance sheet and positive cash balances, Bespak is well positioned to create substantial shareholder value.



2002/03 has proved to be a difficult year. Bespak has been impacted by reduced demand for many Respiratory product lines and, primarily, by a significant price reduction on a major Device & Manufacturing Services (DMS) product. While the price reduction was not matched by cost reductions as anticipated, we expect to achieve these cost reductions during the coming year. Delays in the Exubera inhaled insulin programme, our largest current potential source of growth, meant that we were unable to offset the impact of these factors. However, our confidence in this product reaching the market remains high.

As a result of these issues, sales of product and services declined by 13% to £79.9 million (2002: £91.5 million re-presented). The overall impact on profitability was to reduce profit before taxation and exceptional items to £4.2 million (2002: £15.0 million).

To restore Bespak to previous levels of performance, we have taken significant steps to restructure the Group's cost base. This restructuring programme is well underway and is planned for completion in January 2004. The restructuring is expected to achieve significant annualised savings as previously announced. Most of the headcount reductions have already been made and the Board is confident that savings from the restructuring will be realised. In view of this, the Board is committed to maintaining the current dividend and, hence, is proposing a final dividend of 12.1 pence per share (2002: 12.1 pence).

The year has also seen some changes to the Board. In September, we announced the appointment of Jack Cashman as a non-executive director. As former Chairman and joint CEO of RP Scherer Corporation, Jack's experience and contacts in the drug delivery arena continue to prove invaluable.

In November, Martin Hopcroft joined us as Group Finance Director. His broad experience and fresh perspective have been greatly appreciated during the course of our restructuring.

Overall, this year has presented Bespak with unprecedented challenges. The impact of the price reduction on a major product and reduced CFC valve demand necessitated a programme of restructuring. It should be noted, however, that our performance in the last financial year masks some encouraging trends. Pulmonary valves are poised for significant revenue growth and gain in market share over the medium term, while DMS looks set to grow rapidly as Exubera and other new products are launched.

The Company has been through a period of significant capital investment. While this has resulted in a major cash outflow during the year, this investment is transforming our manufacturing facilities to support future growth and efficiencies.

Despite difficult market conditions impacting performance, the Board remains very confident about Bespak's future and is encouraged by the positive start to the new financial year.

In April, we announced that we had received a number of approaches from third parties. Discussions continue with several parties but there can be no certainty that a transaction will result. A further announcement will be made in due course.

David Cooksey

Sir David Cooksey
Chairman




Bespak

Steve Walker, Product Stream Manager, MDI valves and Glen Gooding, Quality Manager, King's Lynn

Business Review While it has been a tough year, we have taken aggressive steps to address the issues responsible for our unsatisfactory financial results. Bespak is well placed to return to previous levels of performance and we continue to be encouraged by the strong fundamentals in our core businesses and the positive start to our new financial year.

During the last financial year Bespak was confronted with a number of significant issues. In responding to them we have put the Company through a period of considerable change based on a detailed review of strategy, business prospects and organisational structure. The fundamental strength of our core businesses was confirmed, but the need to curtail nasal formulation development was also identified.

The restructuring of our expense base was grounded, therefore, on a confirmed strategy and a refined organisational structure. Obviously, the departure of significant numbers of employees and the discontinuance of many programmes has been difficult, but we are convinced that these changes will make Bespak a stronger company.

Respiratory

Bespak designs, manufactures and sells metered dose inhalation (MDI) valves, actuators and accessories used to deliver respiratory drugs to the lung. In the past two years, the business has expanded to include systems to deliver systemic drugs to the bloodstream through the nasal cavity. Sales declined by 17% to £35.4 million (2002: £42.9 million) owing to de-stocking of CFC valves in the important US market and the unpredictable pace of conversions from CFC to HFA formulations in Europe. Despite the recent performance, there are encouraging trends in this business.

HFA conversions are driven by international agreements to reduce ozone depletion in the atmosphere by switching from CFC propellants to environmentally friendly HFA propellants. The conversion process opens up the CFC formulations at every pharmaceutical company to competition from all HFA valve suppliers, but the result is not necessarily a smooth unit-to-unit conversion for companies like Bespak. An incumbent CFC supplier's valves might not work with a particular HFA formulation, or a new HFA formulation may suffer from regulatory delays or commercial problems after launch. Therefore, there will be considerable market share changes over the period of this conversion and we expect that Bespak's share will expand strongly over the next few years.

Bespak is already the valve source for 12 of the 17 approved HFA formulations in Europe and the USA. This demonstrates that Bespak has the widest range of customers, drugs and formulations in the industry. We believe that we are winning the majority of new valve development programmes due to our Valves Centre of Excellence, in which we have experts in aerosol formulation, elastomer chemistry and statistics. One of our recent new customer wins during the past year is Chiesi Farmaceutici, where Bespak's BK357 valve is exclusively specified in an HFA budesonide formulation. Sales began in early 2003 when the formulation was approved in Germany, and are accelerating.

Over the next few years, we believe that Bespak's HFA valve sales will increase significantly as approved drug development programmes receive regulatory approval and launch, while CFC valve sales decline over time. In order to handle these incremental volumes of business, Bespak has constructed a new £10 million MDI valve facility in King's Lynn. This plant will provide significant cost efficiencies and best-in-class manufacturing conditions.

Bespak continues to invest in break-through metered dose delivery technologies. Our development with DEKA Research Corp. of a closed loop feedback device is progressing in line with expectations.

We are currently evaluating a prototype which has been designed to eliminate patient-to-patient and breath-to-breath dose variability. We are encouraged by the rapid technical progress of this programme. We plan to show this new product to potential customers later this year after in-vitro performance data have been compiled.

In April 2003, we announced the curtailment of our nasal formulation work. While technical milestones were being met, we could no longer justify investing in nasal programmes which would take many years before generating returns. However, we shall continue to exploit opportunities to develop proprietary nasal drug delivery devices that build on the technologies we have developed in recent years. Central to this effort is our exclusive access to the modelling capabilities at the CIIT Health Research Centres in Raleigh, North Carolina, which enable us to deliver drugs to specific areas of the nasal anatomy – an important requirement as more systemic drugs are delivered nasally.


Colin

Colin Dickens, Senior Scientist
Aerosol science, nasal modelling
and pulmonary device development



Julie Nunn,
Quality Manager,
Milton Keynes

Device & Manufacturing Services (DMS)

Bespak provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies. Bespak takes customers' devices from concept through to regulatory approval, supply chain management and full-scale manufacture. Our customers benefit principally in two ways: Bespak can design the device for efficient manufacturing and minimise the time from concept to market introduction. Bespak offers its development services on a fee-for-service basis.

DMS volumes grew substantially over the past year owing to new volumes of Abboject prefilled syringes for Abbott Laboratories. However, the impact of a price reduction on our largest DMS product was a major factor in the 9% decline in sales to £37.8 million (2002: £41.5 million re-presented). While this price reduction was anticipated, technical issues and additional volume demands delayed the implementation of cost reduction programmes, which are now well advanced.

Bespak has invested considerable selling and engineering resources in bidding on numerous prospective DMS opportunities. While we generally do not own intellectual property in this business, the know-how associated with managing complex CGMP programmes and the capability to manufacture millions of devices with high speed automated equipment constitute considerable barriers to competition.

We continue to finalise the capability that will deliver Exubera, the first inhaled insulin product, working with our partner, Nektar Therapeutics of San Carlos, California (formerly Inhale Therapeutic Systems). Our manufacturing facility in Milton Keynes has progressed to the point where we are now ready to begin final validation activities. Considerable work has been done to create a facility that complies with the exacting FDA medical device standard known as 21 CFR 820. In June, Pfizer, Nektar's partner, presented additional encouraging clinical data at the annual meeting of the American Diabetes Association. While the regulatory submission has taken longer than Bespak originally anticipated, we remain optimistic that Pfizer and Nektar will be successful in launching Exubera, a product that can revolutionise insulin therapy for millions of patients. This exciting development will also pave the way for other protein based systemic drugs to be delivered to the bloodstream through the lung, creating new opportunities for Bespak.


hard Warby,
incipal Manager,
ive Department
Bespak plc
Bespak

Consumer Dispensers

Bespak manufactures pumps for consumer household products, toiletries and fragrances. Sales declined by 6% to £6.7 million (2002: £7.1 million) over the past year. Bespak Consumer Dispensers generally does not serve regulated industries and so new product sales can occur more rapidly than in our other businesses.

We are committed to growing this business through selective investments and licensing agreements, of which the Millennium pump is the first. Millennium is a new spray pump designed to handle viscous products such as deodorants and hairsprays and, as a result, we expect to see sales expanding over the next few years.

Outlook

While it has been a tough year, we have taken aggressive steps to address the issues responsible for our unsatisfactory financial results. Bespak is well placed to return to previous levels of performance and we continue to be encouraged by the strong fundamentals in our core businesses and the positive start to our new financial year.

In recent months we have regained the initiative in winning HFA valve evaluations, demand remains strong for GlaxoSmithKline's Diskus™ device and we are confident about the prospects for Pfizer's Exubera inhaled insulin product. With a strong balance sheet, the Group is well-positioned to create substantial shareholder value going forward.

Mark C. Throdahl
Chief Executive



Financial Review

Trading performance

Turnover declined by 12% to £88.3 million (2002: £100.3 million re-presented). Excluding sales of tooling and equipment that are customer-funded, sales of products and services declined by 13% to £79.9 million (2002: £91.5 million) arising from the impact of a significant price reduction on a major product and reduced demand for CFC valves. Consequently, Group operating profit before exceptional items declined to £3.5 million (2002: £14.2 million re-presented).

Profit on ordinary activities before taxation and exceptional items of £4.2 million (2002: £15.0 million) demonstrates that Bespak has traded at breakeven in the second half of the year, as forecast in the April announcement.

Looking ahead, the results will benefit from the significant overhead reductions arising from the restructuring and manufacturing cost reductions, as offset by the annualised impact of the price reduction on a major DMS product.

Exceptional items

Exceptional items have been incurred on the restructuring and on the sale of an associate. Firstly, as a result of actions to re-align the cost base with the activity levels, restructuring costs of £2.4 million have been charged in the year. Secondly, a profit of £1.4 million arose on the sale of the 40% shareholding in Microspray Delta S.p.A.

The restructuring that was initiated in November 2002 is expected to continue until January 2004, such that further restructuring costs will be charged as incurred in our next financial year.

Tax

The overall tax charge of 15% reflects an effective tax rate of 27% on the profit on ordinary activities before exceptional items, together with a nil tax charge on the sale of shares in the associate. The effective tax rate is expected to increase over time as the US operations return to profitability, once accumulated tax losses have been fully utilised.

Earnings per share

Basic earnings per share after exceptional items are 10.5p (2002: 41.3p). The impact of dilution is not material.

Dividends

The Board is recommending a maintained final dividend per share of 12.1p (2002: 12.1p), such that the total dividend for the year amounts to 19.1p (2002: 19.1p). The final dividend will be paid on 18 September 2003 to shareholders on the register on 22 August 2003.

Treasury

At the year end, Bespak had net cash of £8.8 million (2002: £24.8 million).

A significant proportion of operating assets are denominated in US dollars. Operating assets denominated in US dollars are broadly matched by US dollar borrowings, thereby hedging the exchange rate exposure. Such borrowings total the equivalent of £7.5 million..

In addition to its cash balances and short-term investments at the year end, which amounted to £18.0 million (2002: 34.4 million), Bespak also had un-drawn committed facilities of £4.2 million (2002: £9.1 million).

Transactions in foreign currencies are matched wherever possible and the net balance is hedged using forward contracts. The treasury function does not operate as a profit centre and no speculative treasury transactions are undertaken.

Cash flow

The net cash outflow before management of liquid resources and financing was £16.6 million (2002: £16.2 million cash inflow). The reduction in the year reflects the decline in operating profit, the unwinding of working capital related to customer-funded projects, significant capital expenditure programmes and payments of dividends.

Over the past few years, Bespak has undertaken significant capital expenditure programmes and customer-funded projects. These include expansion and consolidation of the Diskus facility, scale up for Nektar, investment in laboratories and consolidation of the MDI valves facility. This last investment is expected to be completed in September 2003, after which capital expenditure will return to more normal levels.

Accounting policies

Income from the sale of tooling and equipment that Bespak procures on behalf of its customers is now included within turnover and related costs within operating expenses. This provides greater visibility of the investment by customers in the productive capacity. The comparative income has been re-presented. This reclassification does not affect the operating profit or net assets.

Income from amounts invoiced by reference to the level of the Group's capital investment has been reclassified from interest receivable to turnover in order to reflect more fairly the nature of the income. The comparative income has been re-presented. This reclassification does not affect the profit before tax or net assets.

Pensions

Bespak operates a defined benefit pension scheme in the UK, which was closed to new members at 30 June 2002. The latest triennial actuarial valuation under SSAP 24 as at 30 April 2002 disclosed net assets of £17.0 million and a deficit of £4.0 million. After consultation, contributions by employees have been increased in order to eliminate the deficit over a 15-year period. From 1 July 2002, new employees are eligible to join a defined contribution pension scheme.

Martin Hopcroft
Group Finance Director

The Board of Directors

Sir David Cooksey
Non-executive Chairman (63)
was appointed Chairman in September 1995 and is a member of the Remuneration & Nomination Committee. He is the founder and chairman of Advent Ltd, a venture capital group which specialises inter *alia* in the healthcare sector. Sir David is The Senior Director of the Court of the Bank of England and a director of The Establishment Investment Trust PLC, Advent VCT plc and Advent 2 VCT plc.

Mark Throdahl
Chief Executive (52)
joined Bespak in June 2001 after spending thirteen years with Becton Dickinson, a leading healthcare devices, systems and services company. Prior to this, Mark was with Mallinckrodt, Inc., the medical device and diagnostic products supplier, for thirteen years.

Sir John Chisholm
Non-executive director (56)
joined in September 1999 and is the senior independent director on the Board. He is Chairman of the Audit Committee and a member of the Remuneration & Nomination Committees. Sir John is Chief Executive Officer of QinetiQ Group plc, the science and technology research company incorporating the non-nuclear research, technology and test and evaluation establishments of the former UK Defence Evaluation Research Agency (DERA).







Jack Cashman
Non-executive director (62)
joined in September 2002 and is a member of the Audit and Remuneration & Nomination Committees. He is the former Chairman and joint-CEO of RP Scherer Corporation, the international developer and manufacturer of drug delivery systems. Jack Cashman is currently Chairman of Vectura Limited, the private, UK pulmonary drug delivery company, Chairman of Advanced Surgical Concepts, an Irish based medical devices company, a non-executive director of Phoqus Limited, a UK company specialising in oral drug delivery and a non-executive director of Amtrol Inc. (USA) and Amtrol-Alfa (Portugal).



George Meredith
Non-executive director (59)
joined in July 2000 and is a member of the Audit Committee and Chairman of the Remuneration & Nomination Committee. He is a director of the Battelle Memorial Institute and was Executive Vice-President, and a main Board director, of 3M Corporation until 1999.



Martin Hopcroft
Group Finance Director (42)
joined the Board on 5 November 2002 from Kvaerner Oil & Gas where he was Chief Financial Officer. Prior to Kvaerner, Martin was Group Finance Director of Darby Group plc and held senior financial positions at Merial Limited and Halma plc.











The Directors' Report

The directors of Bespak plc present their report and the audited accounts of the Group for the 52 weeks ended 3 May 2003.

Principal Activities

The principal activities of the Group are the design, development, manufacture and sale of drug delivery technologies and services to the pharmaceutical industry. A review of the Group's business is set out in the Chairman's Statement on pages 2 and 3, the Business Review on pages 5 to 11 and the Financial Review on pages 13 to 15.

Research and Development

The Group has a programme of continuous investment in its product development activities in both the UK and USA. During the year, the Group incurred £7.8 million (2002: £5.5 million) of research and development expenditure, which includes £1.4 million (2002: £nil) relating to exceptional items.

Results and dividends

The profit before tax for the 52 weeks ended 3 May 2003 was £3.3 million (2002: £15.0 million).

An interim net dividend of 7.0 pence per share (2002: 7.0 pence per share) was paid on 24 January 2003. The directors propose a final net dividend for the year of 12.1 pence per share (2002: 12.1 pence per share) to be paid on 18 September 2003 to shareholders on the register at close of business on 22 August 2003.

Payment policy

It is the Company's policy to agree payment terms with suppliers and to abide by those terms subject to satisfactory performance of the transaction concerned. The Group's average creditor payment period at 3 May 2003 was 27 days (2002: 29 days) and that of the Company was 30 days (2002: 30 days).

Employees

Bespak is an equal opportunity employer, committed to giving fair and equal treatment to all employees and job applicants.

The Group is committed to maximising the level of employee involvement and participation in its businesses by providing employees at all levels with appropriate training to enable them to do their jobs to the best of their ability. The performance review system allows employees to discuss career development issues, to receive guidance in achieving their goals within the Group and to develop training plans. Employees are encouraged to study for job-related accreditations.

As part of the Group's ongoing commitment to achieving the highest levels of quality, employees are fully trained in Standard Operating Procedures, Good Manufacturing Practices and the principles and practices of ISO 9001/9002. Monthly briefings are given to employees to keep them informed of matters concerning the business including financial and economic factors affecting the performance of the Group. In addition, regular meetings are held with employees so that their views can be taken into account in the formulation of policy and in decisions which are likely to affect their interests.

Eligible employees in the UK participate in the Company's performance through share option schemes, performance related bonus schemes and Bespak's Share Incentive Plan. The Group's US employees participate in a number of US-based schemes which include a stock purchase plan.

Disability policy
It is the Group's policy to give full consideration to applications for employment from disabled persons. Opportunities also exist for employees of the Group who become disabled to continue in their employment or to be trained for other positions within the Group.

Charitable and political contributions
During the year the Group made donations to charitable organisations of £13,076 (2002: £32,752). No contributions were made to any political party during the year.

The Board
The members of the Board are:
Sir David Cooksey (Non-Executive Chairman) †
Mark C Throdahl (USA) (Chief Executive)
Martin P Hopcroft (Group Finance Director)
Jack P Cashman (Ireland) (Non-Executive) †*
Sir John Chisholm (Non-Executive) †*
George Meredith (USA) (Non-Executive) †*

† Member of the Remuneration & Nomination Committee
* Member of the Audit Committee

Martin Hopcroft was appointed Group Finance Director on 5 November 2002 in place of Robert Preece, who resigned as a director on that date. Jack Cashman was appointed as a non-executive director on 20 September 2002. As Martin Hopcroft and Jack Cashman were appointed since the last AGM they will retire at the AGM and, being eligible, will stand for election.

Under the Company's Articles of Association Sir David Cooksey and George Meredith are required to retire at the AGM and, being eligible, will be standing for re-election.

Details of the unexpired terms of the service contracts and arrangements of the directors standing for election and re-election can be found in the Remuneration Report on pages 27 and 28.

Directors' Remuneration
The Directors' Remuneration Report which includes information regarding directors' service contracts and appointment arrangements can be found on pages 25 to 31.

Directors and their interests
The beneficial interests at 3 May 2003 of the persons who were directors on that date (including the interests of their families) in the ordinary shares of the Company are shown on the next page:

	Shares		Options	
	2003	2002	**2003**	2002
Executive				
M C Throdahl (USA)	**42,000**	30,000	**255,000**	150,000
M P Hopcroft	**–**	–	**50,000**	–
Non-executive				
Sir David Cooksey	**20,000**	20,000	**–**	–
J P Cashman (Ireland)	**–**	–	**–**	–
Sir John Chisholm	**10,000**	10,000	**–**	–
G Meredith (USA)	**20,000**	10,000	**–**	–

Since 3 May 2003 there have been no changes in the interests shown above.

None of the directors had a material interest, at any time during the year, in any contract of significance, other than a service contract, with the Company or any of its subsidiaries.

Directors' and officers' liability insurance
Insurance cover has been arranged in respect of the personal liabilities which may be incurred by directors and officers of the Company in the course of their service with the Group.

Share capital and issue of ordinary shares
The authorised and issued share capital of the Company is set out in Note 22 to the accounts on page 58.

No shares were issued during the year. Since 3 May 2003, 15,000 ordinary shares have been issued on the exercise of options under the 1986 Executive Share Option Scheme.

Annual General Meeting
The 2003 Annual General Meeting of the Company which will be held at Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS on Friday, 5 September 2003 at 11.30 a.m. and the Notice of Meeting appears on pages 65 to 66. Resolutions to receive the Annual Reports and Accounts, approve the final dividend, re-elect directors, approve the Remuneration Report, reappoint the Auditors and determine their remuneration will be proposed.

In addition, the Company will seek authority to allot unissued shares under Section 80 of the Companies Act 1985. The aggregate nominal value of relevant securities which can be allotted under the authority is limited to £1,004,000, being equal to approximately 37.5% of the nominal value of the issued ordinary share capital at the date of this Notice. This consists of one third of the issued share capital plus an amount reserved for issues under share schemes. The authority will last until the earlier of 5 December 2004 and the conclusion of the next annual general meeting of the Company. The directors have no current plans to allot shares under this authority other than in connection with the Group's share schemes.

If shares are to be allotted, Section 89(1) of the Companies Act 1985 requires that those shares are offered first to existing shareholders in proportion to the number of ordinary shares they each hold at that time. There may be circumstances, however, when it is in the interests of the Company for the directors to be able to allot new shares other than by way of a strict rights issue. The directors will, therefore, seek renewal of their authority to allot shares in certain circumstances for cash in accordance with the Companies Act 1985, without the requirement to offer them first to existing shareholders. The authority will allow the directors to allot shares under share schemes and also for cash in other circumstances, but limited to shares having a maximum aggregate nominal value of £134,029, being approximately 5% of the Company's issued ordinary share capital at the date of this Notice. The authority will coincide with the Section 80 authority and so will expire at the conclusion of next year's Annual General Meeting.

A special resolution seeking a general authority for the Company to purchase its own shares for cancellation is to be proposed. This authority will be used only if the directors, after consideration of the market conditions prevailing at the time, believe that it would result in an increase in earnings or net assets per share and would also be in the best interests of the Company and shareholders generally. The directors recognise that, for so long as the Company remains in an offer period, there are a number of legal and regulatory restrictions affecting the Company's ability to exercise the authority to purchase its own shares. Any purchases of ordinary shares made pursuant to this authority, would be made by way of market purchases through the London Stock Exchange.

The proposed authority would enable the Company to purchase up to a maximum of 2,680,588 ordinary shares (being approximately 10% of the Company's issued share capital) with a stated upper and lower limit on the price payable. The authority will expire at the conclusion of the Company's Annual General Meeting in 2004 unless renewed, varied or revoked at that, or any earlier, general meeting of the Company's shareholders. The total number of options to subscribe for share which are outstanding as at 30 June 2003 (the latest practical date prior to publication of this report) was 856,000 representing approximately 3.19% of the issued share capital of the Company at that date. If the full authority being sought to buy back shares were to be exercised, then such number of options to subscribe for shares would represent approximately 3.55% of the reduced share capital.

Major shareholdings

The following major shareholdings have been notified to the Company in accordance with Sections 198 to 208 of the Companies Act 1985 as at 11 July 2003. The percentages shown are based on the issued share capital at that date.

Shareholder	Ordinary shares	Issued share capital %
Schroders plc	5,934,107	22.14
Aviva plc	2,944,685	10.99
Fidelity International Ltd	2,413,108	9.00
Mr M A Schumann	1,233,000	4.60
Mr A A Schumann	1,113,800	4.16
Legal & General Investment Management Ltd	828,242	3.09
British Coal Staff Superannuation Scheme*	810,387	3.02

* Included in the interests notified by Schroders plc

Certain other fund management groups control more than 3% of the issued share capital of the Company but the holdings are in more than one fund, each with less than 3%, and the total holding, in aggregate, of each fund management group is less than 10%.

Auditors

Following the conversion of our auditors, PricewaterhouseCoopers, to a Limited Liability Partnership (LLP) with effect from 1 January 2003, PricewaterhouseCoopers resigned before the year end and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors and to authorise the directors to determine their remuneration will be proposed at the Annual General Meeting.

By order of the Board
Louise Scott
Secretary
17 July 2003

Bespak is aware of the potential impact its business activities have on the communities and the environment in which it operates. We strive to uphold high ethical and professional standards and recognise our responsibility to manage and conduct our business in a socially responsible manner in the interests of the environment and all our employees, customers, local communities and other stakeholders.

Charitable and community involvement
Bespak has for many years demonstrated support for projects and charitable ventures, both within the local community and in areas associated with its field of business. In the past year, we have continued our commitment to the community through the sponsorship of local arts festivals, wildlife trusts and science and personal development programmes for students in local schools. Several Bespak employees participate in a mentoring scheme amongst local schoolchildren designed to encourage interest in business. In the wider business context, Bespak regularly supports national and international asthma and diabetes charities. As a matter of policy, Bespak does not make any political donations and does not support charities or other bodies whose political affiliations or aims conflict with the healthcare aims of the Group and the industry in which it operates.

Environment
Bespak recognises that its business activities have an impact on the environment, directly through the consumption of energy and other resources, and indirectly through the supply chain. Our policy is to comply with relevant legal requirements and, where possible, to minimise any adverse effects on the environment from our operations. Bespak operates in a highly regulated environment in which manufacturing, operating and development activities have to comply with rigorous industry standards in order to meet US FDA and ECMA requirements for pharmaceutical products. Every effort is made to ensure that potentially hazardous materials are disposed of in accordance with industry standards and legislative requirements. The Quality department actively audits and controls licensed contractors who are responsible for the destruction of waste. Environmental awareness and responsibility is encouraged through purchasing, recycling or other waste initiatives, as well as through programmes to reduce the consumption of water, energy and other resources. Following the upgrading of the Group's video-conferencing facilities during the year, video-conferencing was actively promoted as an alternative to business travel.

Health and Safety
It is Bespak's policy to give and maintain a high priority to the health and safety of all its employees, and to carry out its operations without creating an unacceptable risk to human health. The Company will do all that is reasonable to prevent injury and to protect everyone from foreseeable work hazards, including all those who may come into contact with either the Company or its products. The promotion of health and safety is an objective of all employees who receive training so that they are aware of their responsibilities and of the legislation, regulations and codes of practice relevant to health and safety at work.

The effectiveness of our health and safety system is kept under regular assessment and review to ensure continuous improvement and as part of our internal assessment of business risk. As a reflection of its importance to the business, responsibility for safety in the workplace rests with all directors and managers. Their role is to direct and resource the safety programme so as to ensure that incidents resulting in injuries, damage, or business interruption are prevented or kept to a minimum.

The Directors' Remuneration Report Regulations 2002 now require the directors of UK listed companies to prepare a directors' remuneration report which covers both executive and non-executive directors. The following report is designed to comply with these regulations and will be subject to approval by shareholders at the AGM.

The report is divided into two parts; the first contains unaudited information and the second contains information which has been subject to audit. Both parts have been prepared by the Company Secretary, in the case of the sections on executive directors' remuneration on behalf of the Remuneration Committee, and in the case of those on non-executive directors' remuneration on behalf of the Board. The report has been approved by the Board and signed on its behalf by the Company Secretary.

Unaudited information

The Remuneration and Nomination Committee

Terms of Reference

The principal responsibilities of the committee, as delegated by the Board, are:

- to determine and agree with the Board the framework or broad policy for the remuneration of the Chairman, the Chief Executive, the executive directors and other members of senior executive management designated by the Board;
- within the terms of the agreed policy, to determine the total individual remuneration packages for the Chairman, the Chief Executive, the executive directors and other members of senior executive management designated by the Board;
- to determine the targets for any performance related/bonus pay schemes;
- to identify and nominate, for the approval of the Board, suitable candidates to fill Board positions.

Membership and operation

The members of the Committee are all non-executive directors. Throughout the financial year the membership was Sir David Cooksey, Sir John Chisholm and George Meredith. Jack Cashman joined the committee on his appointment as a director on 20 September 2002. Sir David Cooksey chaired the committee until 3 April 2003 when he stood down in favour of George Meredith. None of the committee members has any day-to-day involvement in the running of the Company, nor do they have any business or other relationship that could affect, or appear to affect, the exercise of their independent judgement.

The committee met five times in the year and all members were present at each meeting. The Chief Executive and the Head of Human Resources attended a number of the meetings by invitation.

Advice and assistance

General advice is provided to the committee by the Group's human resources department and by the Company Secretary. The committee, in consultation with the human resources department, also appoints external professional advisers to provide specialist advice and services on particular remuneration matters. This advice is then reviewed and assessed by the committee.

During the year, the following people provided advice or services on specific matters to the committee:

- Mark Throdahl, Chief Executive, who was consulted on matters relating to the other executive directors and senior executives who report to him. He was not present when matters relating to his own remuneration were discussed;
- Mr Tom Addison, General Manager, Bespak USA, who was formerly Head of Human Resources, assisted the committee in formulating the criteria for the Group's new long-term incentive plan, the 2002 Executive Share Option Scheme;
- Hewitt, Bacon & Woodrow, who advised on the design and implementation of the 2002 Executive Share Option Scheme including the basis of the performance measure and the selection of the shareholder return against market performance benchmark. Hewitt, Bacon & Woodrow were appointed by the Head of Human Resources, and subsequently provided information to the committee; and
- the Company Secretary, who was consulted in relation to formulating policy on the exercise of share options and on other matters relating to the Group's share option schemes.

Policy on Executive Directors' Remuneration

The committee's policy on remuneration for executive directors is to ensure that it should, in its components and overall value:

- attract and retain directors of the highest quality; and
- motivate them to achieve the highest level of Company performance consistent with the best interests of shareholders.

The remuneration should also:

- take account of the design and overall value of the remuneration provided by other employers with whom the Company competes for such directors;

◇ reflect the annual and longer term performance of the Company and directors, as measured against targets agreed by the Committee;
◇ encourage individual shareholding; and
◇ be seen to be appropriate by comparison with the remuneration of other groups of employees within the Company.

Components of Executive Directors' Remuneration
Executive directors' total remuneration comprises salary, annual bonus, long term incentives, pension and other benefits. The committee reviews the individual components and the balance of those components from time to time.

Base salary: The annual salary for each executive director is paid monthly in cash, is determined by the committee and is effective from 1 May each year. The salary reflects the experience and level of competence of the individuals to whom it applies, as judged annually by the Committee, taking into account salary levels in the market.

Annual bonus: An annual bonus is available to the executive directors, calculated by reference to the performance of the Company as measured against targets agreed by the committee for that particular year. In the 2002/03 financial year the maximum pay-out was targeted at 50% of base salary. The plan was composed of four factors; two financial and two strategic. The two financial factors (earnings per share and cash flow) accounted for 20%, personal objectives accounted for 10% and Group operating objectives for 20%. The committee's policy in respect of bonuses for the 2003/04 financial year is again to base awards on a mix of financial and personal performance and operating objectives.

Long-term incentives: Long-term incentives have customarily been provided to executive directors through a series of share option schemes. In September 2002, as part of a review of the long-term element of the total remuneration package for executive directors and senior executives, the Company adopted a new long-term incentive plan, the 2002 Executive Share Option Scheme. This is an option based scheme with stretching performance conditions. It is the committee's policy, subject to unforeseen circumstances, that this will comprise the sole long-term element of the total remuneration package of executive directors for the foreseeable future. It is also the committee's policy to continue exercising its right to decide the number of options to be granted to each executive director.

2002 Executive Share Option Scheme
Options are granted at not less than the market value of the shares at the date of grant. Three year options are granted over shares with a market value up to 133% of an executive director's annual basic salary and five year options are granted over shares with a market value of 50% of three year options. Three and five year options are exercisable after three and five years respectively, subject to the achievement of the performance condition measured over those periods.

The performance condition chosen for the scheme measures total shareholder return ("TSR") against a selected comparator group of companies which are included in the Medical Equipment and Supplies, Pharmaceutical and Biotech Sub-Sectors and are also included in the techMARK index. This measure was considered to be the most appropriate means of aligning the economic interests of participants with those of the shareholders and ensuring that awards vested by reference to the level of the Company's performance against that of its competitors. TSR is measured over the relevant period from the start of the financial year in which the option was granted.

Five year options lapse pro rata after three years to the extent that any part of the related three year options are not exercisable on the testing of the performance conditions. They also lapse pro rata to the extent that any related three year options become exercisable and are so exercised before the fifth anniversary of the date of grant. In both cases, 25% of the options are exercisable when Bespak is at the median position in the comparator group list and 100% of the options are exercisable when Bespak is at or above the upper quartile. Vesting is pro rata between these two positions. The TSR performance measure is subject to the overriding discretion of the committee to determine that the Company has made sufficient progress towards the achievement of its business objectives.

1996 Executive & Company Share Option Schemes
Following the adoption of the 2002 ESOS the operation of the 1996 share option schemes was discontinued except in relation to options already granted at that time. Under the terms of the schemes the Company reserved the right to grant options subject to such objective performance conditions as the directors saw fit. None of the outstanding options were granted subject to such conditions as they were regarded as an incentive for future performance and, in some cases, a

reward for past performance. In both cases this was reflected in the level of the grants.

Pension and other benefits*:* The Company is flexible in the manner in which pension provision is made for executive directors with the aim of balancing the needs of the director against the liability of the Company. Hence, it makes contributions by way of additional salary to enable the funding of personal pension arrangements or by direct contribution to the Bespak Group Pension Plan, a money purchase arrangement. In the latter case, provision is made by way of a Group life insurance policy for dependants' pensions and lump sums on death in service.

Other customary benefits such as car allowances, health benefits, the UK Savings Related Share Option Scheme and the Bespak Share Incentive Plan (which are available to all eligible UK employees), are made available to executive directors. Benefits in kind are not pensionable.

Service Contracts

Policy

The committee's policy on executive directors' service contracts is for them to contain a maximum notice period of one year, except where specific recruitment needs dictate otherwise. In such cases, every effort will be made to ensure that the notice period agreed is reduced over time to a one year level. Both executive directors have contracts terminable by the Company on the giving of one year's notice and which are subject to early termination for cause. The committee's policy on termination is to deal with each case on its merits in accordance with the law and any further policy adopted by the committee at the time. In the event of early termination, other than for cause or under the specific termination provision contained in Mr Throdahl's contract as described below, the relevant director's then current salary and contractual benefits would be taken into account in calculating any liability of the Company. The principal contractual benefits provided in addition to salary are the provision of a car allowance, pension and life assurance. Annual bonuses and long-term incentives are non-contractual and are dealt with in accordance with the rules of the relevant schemes.

Specific contracts

Mark Throdahl's rolling service contract is dated 22 January 2001 and can be terminated by the Company or Mr Throdahl by one year's notice. The Company may terminate the contract at any time with immediate effect on payment in lieu of notice equivalent to one year's salary, being the amount of salary that would have been paid if the contract had expired at the end of Mr Throdahl's contractual notice period.

Martin Hopcroft's rolling contract is dated 14 October 2002 and can be terminated by the Company by one year's notice and by Mr Hopcroft on six months' notice.

There are no other provisions for compensation payable on early termination of the above contracts.

External appointments

With the specific approval of the Board in each case, executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

Policy on Non-Executive Directors' Remuneration

The Board is responsible for determining the policy on, and level of, the remuneration of non-executive directors. The aim is to attract non-executive directors who through their experience can further the interests of the Company through their stewardship and contribution to strategic development. The Board's policy is to provide cash fees at a level commensurate with companies of Bespak's size, not to grant share options to non-executive directors and to encourage non-executive directors to establish a holding of Bespak shares, to be held directly or indirectly in order to suit personal investment situations but in accordance with legal and regulatory requirements.

Components of Non-Executive Directors' Remuneration

Non-executives' pay comprises cash fees, paid monthly, with increments to reflect additional responsibility and workload where appropriate. All non-executive directors are reimbursed for travel and related business expenses reasonably incurred in performing their duties. No share or share option awards are made to any non-executive director.

Appointment letters

Non-executive directors have appointment letters which recognise that, subject to the Articles of Association, their service is at the discretion of the shareholders. They submit themselves for election at the annual general meeting following their appointment and, subsequently, at intervals of no more than three years.

The non-executive directors have agreements with the Company under which they serve for an initial three year period, subject to the usual rights of removal by shareholders and termination under the Companies Act 1985 and the Company's Articles of Association. In the case of Sir David Cooksey and Sir John Chisholm their initial appointments have been renewed such that it is anticipated that their appointments will continue until 30 September 2004 and 20 September 2005 respectively. Sir David Cooksey's terms of appointment contain a provision whereby if his appointment is terminated without cause within six months of a change of control of the Company he will be entitled to receive, by way of compensation, a sum equal to six months' fees at the then current rate.

George Meredith's appointment is anticipated to continue until 5 September 2003 when it is intended that it will be renewed, whilst Jack Cashman's initial appointment is anticipated to continue until 20 September 2005.

Historical TSR performance

The graph shows the growth in value of a hypothetical £100 invested in Bespak plc ordinary shares on 2 May 1998 over five years compared with the value of £100 invested in the FTSE Health Sector and FTSE Pharmaceuticals & Biotechnology Sector over the same period. The indices were both considered by the Remuneration Committee to give shareholders a reasonable comparison of the total shareholder return attributable to companies with similar businesses as the Company.



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Bespak plc
FTSE Health Sector
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Audited information

Remuneration of directors

This table shows remuneration receivable by the directors in the financial year

	Salary & fees £000	Other benefits £000	2003 annual bonus £000	**2003 Total £000**	2002 Total £000
Executive					
M C Throdahl (USA)† (appointed 7 June 2001)	260	52*	–	**312**	394
M P Hopcroft (appointed 5 November 2002)	74	5	–	**79**	–
P D Taylor (resigned 31 July 2002)	35	2	–	**37**	203
R J Preece (resigned 5 November 2002; employment ceased 31 December 2002)	125	7	–	**132**	283
Non-Executive					
Sir David Cooksey (Chairman)	75	17	–	**92**	92
Sir John Chisholm	25	–	–	**25**	21
J P Cashman (Ireland) (appointed 20 September 2002)	15	–	–	**15**	–
W G Meredith (USA)	25	–	–	**25**	25
Total	634	83	–	**717**	1,018

† The highest paid director.

* The Company provides accommodation in the UK for Mr Throdahl in accordance with the terms of his service contract. This represents a taxable benefit and so is included in the figure for other benefits.

Compensation for past directors

Mr Taylor and Mr Preece left the Group on 31 July and 31 December 2002 respectively, following their resignations. They received all contractual entitlements up to their date of leaving but no other payments relating to the termination of their employment were made.

The Company also provides a pension to the widow of an ex-director of £26,000 per annum in accordance with the terms of the former director's service arrangements. This is an unfunded pension paid out of annual profits.

Directors' pension entitlement

Defined Contribution Arrangements

	M C Throdahl £000	M P Hopcroft £000	P D Taylor £000	R J Preece £000
Company contributions paid	78	15	3	41

Defined Benefit Arrangements

Name	Accrued benefit at 3 May 2003	Accrued benefit at 3 May 2002	Transfer value of accrued benefit at 3 May 2003	Transfer value of accrued benefit at 3 May 2002	Increase in transfer value in excess of inflation during the year ended 3 May 2003
P D Taylor (resigned 31 July 2002)	£5,822	£5,128	£30,934	£22,136	£8,798

The accrued pension entitlement is the amount that the director would receive if he retired at the end of the year.

The increase in the accrued entitlement is the difference between the accrued benefit at the year end and that at the previous year end.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued entitlement in respect of qualifying services represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the director's pension benefits that he earned in respect of qualifying services. They do not represent sums payable to the individual director and, therefore, cannot be added meaningfully to annual remuneration.

The increase in the transfer value less director's contributions is the increase in the transfer value of the accrued benefits in respect of qualifying services during the year after deducting the director's personal contributions to the scheme.

Directors' share options

	Option type	Options at 3 May 2002 (or at date of appointment)	Granted during the year	Lapsed during the year	**Options at 3 May 2003 (or at date of resignation)**	Exercise price	Date from which exerciseable	Expiry date
MC Throdahl	1996 ESOS	144,859	–	–	**144,859**	£5.835	July 2004	July 2011
(USA)	1996 CSOS	5,141	–	–	**5,141**	£5.835	July 2004	July 2011
	2002 ESOS	–	70,000	–	**70,000**	£4.43	Sept 2005	Sept 2012
	2002 ESOS	–	35,000	–	**35,000**	£4.43	Sept 2007	Sept 2012
M P Hopcroft	2002 ESOS	–	33,000	–	**33,000**	£2.975	Dec 2005	Dec 2012
(appointed	2002 ESOS	–	17,000	–	**17,000**	£2.975	Dec 2007	Dec 2012
5 November 2002)								
R J Preece*	1986 ESOS	15,000*	–	-	**15,000**	£3.14	July 1998	July 2003*
(resigned	1996 ESOS	23,422*	–	-	**23,422**	£4.56	Oct 1999	July 2003*
5 November 2002;	1996 CSOS	6,578*	–	-	**6,578**	£4.56	Oct 1999	July 2003*
employment ceased	SAYE	2,516	–	2,516	-	£3.85	June 2003	Dec 2003
31 December 2002)	1996 ESOS	30,000	–	30,000	-	£4.90	July 2003	July 2010
	1996 ESOS	20,000	–	20,000	-	£5.835	July 2004	July 2011
	2002 ESOS	–	48,500	48,500	-	£4.43	Sept 2005	Sept 2012
	2002 ESOS	–	24,000	24,000	-	£4.43	Sept 2007	Sept 2012
P D Taylor†	1996 ESOS	23,878	–	23,878	-	£4.90	July 2003	July 2010
(resigned	1996 CSOS	6,122	–	6,122	-	£4.90	July 2003	July 2010
31 July 2002)	1996 ESOS	20,000	–	20,000	-	£5.835	July 2004	July 2011
		297,516	227,500	175,016	**350,000**			

The closing price of the shares at 3 May 2003 was 312.5 pence (3 May 2002 – 555 pence). The highest and lowest middle market prices during the year were 573 pence and 242.5 pence respectively.

1986 ESOS = 1986 Executive Share Option Scheme which expired in 1996. The options were not subject to performance conditions as was customary during the life of the scheme.

SAYE = Save As You Earn employee share option scheme. These options are not subject to performance conditions as this is an all-employee share scheme governed by specific tax legislation.

1996 ESOS & CSOS = 1996 Executive & Company Share Option Schemes as described in the section on Executive Directors' Remuneration.

2002 ESOS = 2002 Executive Share Option Scheme as described in the section on Executive Directors' Remuneration.

† Mr Taylor left the Group on 31 July 2002. All his options lapsed on leaving.
* Mr Preece left the Group on 31 December 2002. The Remuneration & Nomination Committee exercised its discretion to allow Mr Preece to exercise the options marked with an *, and which were vested at that date, at any time up to 30 June 2003. He subsequently exercised certain options, the details of which are set out below.

Option type	Number exercised	Exercise Price	Market price on date of exercise	Aggregate gain on exercise of options
1986 ESOS	8,000	£3.14	£3.925	£6,280
1986 ESOS	7,000	£3.14	£3.70	£3,920

Other Long Term Incentive Schemes

1997 Long Term Incentive Scheme

Under the rules of the 1997 Long Term Incentive Share Plan, allocations were made to executive directors at the beginning of a three year period which converted into options over shares at the end of the period, subject to achievement of performance conditions. On exercise the shares were transferred from the Company's employee share ownership trust (ESOT) to the participants on the payment of £1. No allocations have been made since July 1999, nor options awarded since July 2001, and executive directors are no longer eligible to receive allocations following the introduction of the 2002 Executive Share Option Scheme.

At 3 May 2002, Robert Preece held options over 4,774 shares under the scheme. Details of the exercise of these options are set out below:

Awarded as at 3 May 2002	Awarded during the year	Exercised on 16 December 2002	Market price on date of exercise	Aggregate gain on exercise of options	**Awarded as at 3 May 2003**
4,774	–	4,774	£2.92	£13,939	**NIL**

No other executive directors have allocations or hold options under the scheme.

At 3 May 2003, the ESOT held 38,323 ordinary shares in the Company for the purpose of satisfying obligations under share option plans for the benefit of the Group's employees. The directors have a potential interest in these shares together with other Group employees.

The report was approved by the Board and signed on its behalf by:

Louise Scott
Company Secretary
17 July 2003

Central to the Group's corporate purpose is the production of superior financial returns for shareholders. The directors believe that an integral part of achieving this purpose is the maintenance of an effective system of corporate governance and the demonstration of the highest ethical and moral standards throughout the Group's businesses. The Company has, therefore, applied all of the principles of good governance set out in Section 1 of the Combined Code prepared by the Committee on Corporate Governance.

The Board and its Committees

The Board of Bespak consists of the non-executive Chairman, the Chief Executive, the Group Finance Director and three non-executive directors. Sir John Chisholm has been appointed the senior independent director. The profiles of the directors are set out on pages 16 and 17 and illustrate the level of experience that enables the Board to act effectively in leading and controlling the Company. The appointment of new directors to the Board is the responsibility of the Remuneration and Nomination Committee and there is an established, transparent procedure for such appointments. None of the non-executive directors are involved in the day-to-day running of the Group's businesses, and all are independent of management and free from any business or other relationship, that could affect, or appear to affect, the exercise of their independent judgement.

Board Meetings are held on a regular basis and the directors have reserved to them a schedule of matters for their decision, although certain specific responsibilities are delegated to the committees described below. All directors have access to the Company Secretary, who attends all Board and Committee meetings, and they may take independent professional advice at the Company's expense.

The Group Executive Committee is responsible for the executive management of the Group and comprises the Chief Executive, the Group Finance Director and other senior executives and managers. It meets once a month to review business issues and to make decisions on matters other than those reserved to the full Board.

The Audit Committee is chaired by Sir John Chisholm and consists of all the non-executive directors other than the Chairman. The Committee monitors and reviews the financial and internal control of the Group and meets at least two times a year with the Group Finance Director and the external auditors in attendance. The Committee also has the opportunity to meet with the auditors without the Group Finance Director being present.

The Remuneration and Nomination Committee comprises the non-executive directors and is chaired by George Meredith. The Chief Executive attends meetings, except when his own remuneration is being considered. More details of the remit of the Committee are set out in the Remuneration Report on pages 25 to 31.

Re-election of Directors

The Articles of Association require a certain number of directors to retire and submit themselves for re-election each year. This number is made up initially from those directors who have not retired from office at the two preceding annual general meetings. Where this number is less than one-third of all the directors, those who have been longest in office since their last appointment or reappointment make the number up to one third. The directors subject to re-election are identified on page 20.

Relations with shareholders

The Company has frequent discussions with institutional shareholders regarding the Group's businesses. There are regular meetings following the announcement of the Group's interim and annual results with the Group's largest institutional shareholders on either an individual or group basis and, in addition, meetings are held with institutional investors on other occasions during the year on request.

All shareholders have an opportunity to discuss the Group's development and performance at the Annual General Meeting.

The Combined Code

The Company has complied with the principles of governance and code of best practice (the Combined Code) appended to the Listing Rules of the Financial Services Authority throughout the year ended 3 May 2003 with the following exceptions:

◇ the Company has not put in place a formal training programme for directors as the Group's policy is to appoint directors with the requisite skills and experience to carry out their duties appropriately;

◇ the Audit Committee was comprised of only two non-executive directors until Jack Cashman joined the Board and the Committee on 20 September 2002;

◇ prior to the adoption of revised terms of reference on 3 April 2003, certain non-executive directors were required to notify the Board of directors before seeking legal advice at the expense of the Company. Under the revised terms of reference, directors are free to seek such advice provided that, in advance of seeking such advice, they notify the Chairman, or, in his absence, the senior non-executive director, of their intention.

The directors have recently adopted revised terms of reference for the Board and its committees. These incorporate many of the recommendations arising out of the reviews of the roles of non-executive directors carried out by the groups chaired by Derek Higgs and Sir Robert Smith and which it is intended are to be incorporated into a revised Combined Code.

Accountability and Audit

The Board has overall responsibility for the Company's system of internal control which aims to safeguard shareholders' investments and the Company's assets, ensure that proper accounting records are maintained and that the financial information used within the business and for publication is reliable. The system is also designed to provide reasonable assurance of effective operations and compliance with laws and regulations, but any system of internal control can only provide reasonable, not absolute, assurance against material misstatement or loss.

The Board has reviewed the effectiveness of internal financial, operational and compliance controls and risk management as they operated during the year. In view of the Group's size and structure it is not considered practical to maintain an internal audit function. The Board receives regular reports on areas of significant risk to the Group, and on related internal controls. In addition to its consideration of these reports, the Board reviews annually the overall framework and effectiveness of controls. Such a system can provide only reasonable and not absolute assurance against material misstatement or loss.

The directors are confident that an effective embedded system of internal control has been maintained throughout this process, and that the Company complies with the guidance issued by the Internal Controls Working Party of the Institute of Chartered Accountants in England and Wales.

Control environment The Group is committed to high and continually improving standards of management practice both at Group level and within each of the Group's business streams. The Group Board meets at least eight times a year.

The Group is committed to quality and to developing and growing the business by understanding the needs of the market it serves. Personnel policies and procedures address the need for appropriate business standards and practice and for rigorous health and safety practices.

Risk assessment The Group Board and the senior management of the operating companies have participated in a business risk assessment exercise to review key business risks and establish appropriate resources to control and monitor those risks. The Group's strategic plan is updated regularly and includes sensitivity analyses in respect of key risks. An annual budget is prepared by each of the operating companies, consolidated into a Group plan and approved by the Board.

Control procedures and information systems

Progress against budget is monitored at operating business and Group levels through monthly reporting of actual financial performance against budget. The management boards also review regularly the key measures of operating performance.

The Group has clear authority limits deriving from the list of matters reserved for decision of the Board, including capital expenditure approval procedures.

Monitoring of controls The Audit Committee reviews, on behalf of the Board, the Group's accounting and financial reporting practices, its internal controls, the work of the external auditors and Group compliance with financial policies, regulations and laws.

The Audit Committee meets at least twice annually and comprises all the non-executive directors other than the Chairman of the Board. Sir John Chisholm is the Chairman of the Committee. It has reviewed the effectiveness of the system of internal financial control by reviewing the adequacy of control and monitoring procedures in relation to each of the key risks identified in the business risk assessment referred to above.

Going Concern The directors have a reasonable expectation that the Group and the parent Company have adequate resources to continue in operational existence for the foreseeable future and therefore continue to adopt the going concern basis in preparing the accounts.

Statement of Directors' Responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those accounts the directors are required to:

◇ select suitable accounting policies and then apply them consistently;
◇ make judgements and estimates that are reasonable and prudent;
◇ state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
◇ prepare the accounts on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above representation in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

The maintenance and integrity of the Bespak plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditors' Report

We have audited the financial statements which comprise the consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, statement of total recognised gains and losses, reconciliation of movements in equity shareholders' funds, the Company balance sheet and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for, and only for, the Company's members as a body, in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only Highlights, the Chairman's Statement, the Business Review, the Financial Review, the Directors' Report, the unaudited part of the Remuneration Report and the Corporate Governance Statement.

We review whether the Corporate Governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's Corporate Governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

◇ the financial statements give a true and fair view of the state of affairs of the Company and the Group at 3 May 2003 and of the profit and cash flows of the Group for the 52 weeks then ended;

◇ the financial statements have been properly prepared in accordance with the Companies Act 1985; and

◇ those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Cambridge
17 July 2003

Consolidated Profit and Loss Account

For the 52 weeks ended 3 May 2003	Note	**2003** Before exceptional items £000	**2003** Exceptional items £000	**2003 Total** **£000**	2002 Total (Re-presented) (Note 1) £000
Sales of products and services		**79,887**	**–**	**79,887**	91,506
Sales of tooling and equipment	1	**8,423**	**–**	**8,423**	8,786
Turnover	2	**88,310**	**–**	**88,310**	100,292
Operating expenses	3	**(84,815)**	**(2,365)**	**(87,180)**	(86,082)
Group operating profit	2	**3,495**	**(2,365)**	**1,130**	14,210
Share of joint ventures and associates	5	**325**	**–**	**325**	225
Total operating profit		**3,820**	**(2,365)**	**1,455**	14,435
Profit on sale of associate	4	**–**	**1,439**	**1,439**	–
Net interest receivable	8	**391**	**–**	**391**	596
Profit on ordinary activities before taxation		**4,211**	**(926)**	**3,285**	15,031
Taxation	9	**(1,147)**	**648**	**(499)**	(4,068)
Profit for the financial year		**3,064**	**(278)**	**2,786**	10,963
Dividends	10			**(5,071)**	(5,068)
Retained (loss)/profit	23			**(2,285)**	5,895
Earnings per ordinary share					
Basic (pence)	11	**11.5p**	**(1.0p)**	**10.5p**	41.3p
Diluted (pence)	11	**11.5p**	**(1.0p)**	**10.5p**	41.0p

All amounts relate to continuing operations

Consolidated Balance Sheet

At 3 May 2003	Note	**2003 £000**	2002 £000
Fixed assets			
Intangible assets	12	**-**	437
Tangible assets	13	**64,132**	57,991
Investments	14	**1,397**	2,448
		65,529	60,876
Current assets			
Stocks	15	**3,514**	3,387
Debtors	16	**12,729**	10,171
Short-term investments	17	**16,365**	31,473
Cash at bank and in hand		**1,678**	2,892
		34,286	47,923
Creditors			
Amounts falling due within one year	18	**(25,786)**	(31,322)
Net current assets		**8,500**	16,601
Total assets less current liabilities		**74,029**	77,477
Creditors			
Amounts falling due after more than one year	18	**(731)**	(2,044)
Provisions for liabilities and charges	21	**(6,265)**	(5,730)
Net assets		**67,033**	69,703
Capital and reserves			
Called up share capital	22	**2,679**	2,679
Share premium account	23	**23,010**	22,988
Profit and loss account	23	**41,344**	44,036
Equity shareholders' funds		**67,033**	69,703

The financial statements were approved by the Board on 17 July 2003 and were signed on its behalf by:

Directors:
MC Throdahl
MP Hopcroft

Consolidated Cash Flow Statement

For the 52 weeks ended 3 May 2003	Note	2003 £000	2002 (Re-presented) (Note 1) £000
Net cash inflow from operating activities	24	**2,975**	28,250
Dividends received from associated companies		**9**	87
Returns on investment and servicing of finance			
Interest received		**866**	1,201
Interest paid		**(443)**	(553)
		423	648
Taxation			
UK corporation tax		**(2,088)**	(3,253)
Overseas tax repaid		**41**	174
		(2,047)	(3,079)
Capital expenditure and financial investment			
Payments to acquire intangible fixed assets		**(70)**	(67)
Payments to acquire tangible fixed assets		**(15,703)**	(4,902)
Receipts from sales of tangible fixed assets		**597**	146
		(15,176)	(4,823)
Acquisitions and disposals			
Purchase of fixed asset investments		**(122)**	(19)
Receipts from sale of associate	4	**2,379**	–
		2,257	(19)
Equity dividends paid		**(5,070)**	(4,878)
Net cash (outflow) / inflow before management of liquid resources and financing		**(16,629)**	16,186
Management of liquid resources			
Decrease / (increase) in short-term investments	25	**15,108**	(11,633)
Financing			
Payment for shares	22	**22**	158
Net decrease in loans		**(1,971)**	(2,183)
Net cash outflow from financing		**(1,949)**	(2,025)
(Decrease) / increase in net cash	25	**(3,470)**	2,528

Statement of Total Recognised Gains and Losses

For the 52 weeks ended 3 May 2003	Notes	**2003 £000**	2002 £000
Profit for the financial year		**2,786**	10,963
Exchange movements on foreign currency net investments	23	**(415)**	(110)
Total recognised gains and losses for the financial year		**2,371**	10,853

Reconciliation of Movements in Equity Shareholders' Funds

For the 52 weeks ended 3 May 2003	Notes	**2003 £000**	2002 £000
Equity shareholders' funds brought forward		**69,703**	63,010
Profit for the financial year		**2,786**	10,963
Dividends	10	**(5,071)**	(5,068)
Exchange movements on foreign currency net investments	23	**(415)**	(110)
Movement relating to QUEST	22	**8**	(320)
Issue of ordinary share capital	22	**22**	1,228
Equity shareholders' funds carried forward		**67,033**	69,703

Company Balance Sheet

At 3 May 2003	Note	2003 £000	2002 £000
Fixed assets			
Intangible assets	12	**–**	437
Tangible assets	13	**18**	51
Investments	14	**82,996**	84,389
		83,014	84,877
Current assets			
Debtors	16	**1,348**	7,522
Short-term investments	17	**16,365**	31,473
Cash at bank and in hand		**628**	1,727
		18,341	40,722
Creditors			
Amounts falling due within one year	18	**(21,323)**	(40,830)
Net current liabilities		**(2,982)**	(108)
Total assets less current liabilities		**80,032**	84,769
Creditors			
Amounts falling due after more than one year	18	**(15,693)**	(17,710)
Net assets		**64,339**	67,059
Capital and reserves			
Called up share capital	22	**2,679**	2,679
Share premium account	23	**23,010**	22,988
Profit and loss account	23	**38,650**	41,392
Equity shareholders' funds		**64,339**	67,059

The financial statements were approved by the Board on 17 July 2003 and were signed on its behalf by:

Directors:
MC Throdahl
MP Hopcroft

1 Basis of consolidation and principal accounting policies

Basis of accounting

The accounts are prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

Changes in accounting policy

Income from the sale of tooling and equipment that the Group procures on behalf of customers has historically been excluded from turnover. The policy has now been changed to include such revenue within turnover and related costs within operating expenses. This provides greater visibility of the investment by customers in the productive capacity. The effect on the current year is to increase turnover by £8,423,000, increase raw materials and consumables by £7,833,000 and increase other external charges by £590,000. The comparative income for the 53 weeks ended 3 May 2002 has been increased by £8,786,000. The comparative figure for raw materials and consumables has been increased by £8,293,000 and the comparative figure for other external charges has been increased by £493,000. This reclassification does not affect the operating profit or net assets.

Income from amounts invoiced by reference to the level of the Company's capital investment has been reclassified from interest receivable to turnover in order to reflect more fairly the nature of the income. The effect on the current year is to increase turnover by £1,303,000. The comparative income for the year ended 3 May 2002 has been increased by £501,000. This reclassification increases operating profit by £1,303,000 in the current year and £501,000 in the prior year, but does not affect the profit before tax or net assets.

Basis of consolidation

The consolidated accounts include the accounts of Bespak plc and its subsidiary undertakings for the 52 weeks ended 3 May 2003 (2002: 53 weeks ended 3 May 2002). No profit or loss account is presented for Bespak plc as permitted by section 230 of the Companies Act 1985.

The Group's share of the results of joint ventures and associates is included in the profit and loss account, and the investments are shown in the Group balance sheet as the Group's share of the net assets of the undertakings, less any provision for impairment.

Foreign currencies

Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year and the results of the foreign subsidiaries are translated at the average rate of exchange for the year. Differences on exchange arising from the re-translation of the opening net investment in subsidiary companies, and from the translation of the results of those companies at average rates, are taken to reserves and are reported in the statement of total recognised gains and losses. Exchange differences arising on borrowings used to provide a hedge against Group equity investments in foreign subsidiaries are recorded as movements on reserves. All other foreign exchange differences are taken to the profit and loss account in the year in which they arise.

Revenue

Revenue is recognised in the profit and loss account when goods or services are supplied to external customers or when tooling and equipment is completed. Turnover comprises the invoiced value of goods and services to third parties stated net of agency arrangements, value added tax and other sales taxes.

Intangible assets

Goodwill and intangible assets are stated at cost less a provision for amortisation. Amortisation is calculated to write off the cost of goodwill and intangible assets in equal installments over their expected useful lives. The normal expected useful life of intangible assets is not expected to exceed 20 years in line with the benefits accruing. Finance costs and internally developed intangible assets are not capitalised. Intangible assets are reviewed for impairment when there are indications that the carrying value may not be recoverable. Provision is made against the carrying value of intangible assets where an impairment in value is deemed to have occurred.

Goodwill on acquisitions made prior to 1 May 1998 remains written off against reserves.

Research and development

Research and development expenditure is written off in the year in which it is incurred, net of any customer contributions.

Pensions
Contributions to the defined benefit scheme are charged to the profit and loss account so as to spread the cost of providing pensions over the employees' working lives within the Group. Variations in pension cost, identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of the employees. Differences between the amounts paid and the amounts charged are treated as either prepayments or provisions in the balance sheet. Contributions to the defined contribution scheme are charged to the profit and loss account in the period in which they are incurred.

Tangible fixed assets
Tangible fixed assets are stated at cost including any incidental costs of acquisition. The cost of fixed assets is written off on a straight line basis over their expected useful lives as follows:

Freehold buildings & leasehold buildings	30 to 50 years
Cleanrooms	20 years
Building services	10 to 20 years
Plant, equipment, software and vehicles	3 to 10 years

Cleanrooms and building services are categorised within plant and equipment. Provision is made against the carrying value of tangible fixed assets where an impairment in value is deemed to have occurred.

Assets under construction
The costs of tangible fixed assets are capitalised as incurred. When such assets are commissioned, the total costs are transferred to the appropriate asset category.

Fixed asset investments
Investments in joint ventures and associates are carried in the consolidated balance sheet at the Group's share of net assets at the date of acquisition and of their post-acquisition retained profits or losses, less any provision for impairment.

Investments in own shares represents shares held in employee share ownership plans to fund awards under employee incentive plans and to satisfy entitlements under Savings Related Share Option Schemes. The shares are held at the lower of cost, less amounts charged to the profit and loss account for performance to date, and market value.

The shares held in respect of the Savings Related Share Option Scheme are held at the lower of the option price to employees or market value. The difference between the acquisition cost and the option price to employees is written off to reserves. Any further provision for impairment is charged to the profit and loss account.

Stocks
Stocks and work in progress are stated at the lower of cost and net realisable value. Cost comprises the direct cost of production and the attributable portion of overheads appropriate to location and condition.

Deferred taxation
Provision is made for deferred tax liabilities and assets using full provision accounting when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future. Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Leasing and lease purchase commitments
Assets acquired under finance leases and lease purchase contracts are capitalised and depreciated over their useful lives. Finance charges on leases are recognised on an actuarial basis. Rentals paid under operating leases are charged to the profit and loss account on a straight-line basis over the term of the lease.

Principal financial instruments
Forward foreign exchange contracts for existing transactions are stated at fair value at the balance sheet date and the gains/losses arising are recognised in the Group profit and loss account. Gains and losses on contracts to hedge anticipated exposures are deferred until the transaction is completed. Interest differentials under interest rate swaps are recognised in the profit and loss account over the life of the agreement.

2 Segment information

The analysis of turnover, Group operating profit and net assets is as follows:

Turnover by business	2003 £000	2002 (Re-presented) £000
Respiratory	**35,409**	42,907
Device & manufacturing services	**37,751**	41,454
Consumer dispensers	**6,727**	7,145
Sales of products and services	**79,887**	91,506
Tooling and equipment	**8,423**	8,786
	88,310	100,292
Average rate of exchange £1 Sterling: US $	**1.56**	1.43

Income from the sale of tooling and equipment and income from amounts invoiced by reference to the level of the Company's capital investment are now included in turnover (note 1). Comparative income for 2002 has been re-presented on the same basis.

Turnover by destination	2003 £000	2002 (Re-presented) £000
United Kingdom	**37,017**	45,648
United States of America	**31,184**	29,857
Europe	**12,664**	17,365
Rest of the world	**7,445**	7,422
	88,310	100,292

Turnover by origin	2003 £000	2002 (Re-presented) £000
United Kingdom	**78,224**	86,911
United States of America	**22,254**	23,182
Total sales	**100,478**	110,093
Intra–group sales	**(12,168)**	(9,801)
	88,310	100,292

Group operating profit by origin	United Kingdom		United States of America		Total	Total
	2003 **£000**	2002 (Re-presented) £000	**2003** **£000**	2002 (Re-presented) £000	**2003** **£000**	2002 (Re-presented) £000
Group operating profit before exceptional items	**4,058**	15,073	**(563)**	(863)	**3,495**	14,210
Exceptional items	**(2,208)**	–	**(157)**	–	**(2,365)**	–
	1,850	15,073	**(720)**	(863)	**1,130**	14,210

Income from amounts invoiced by reference to the level of the Company's capital investment is now included in turnover (note 1). Comparative income for 2002 has been re-presented on the same basis.

2 Segment information continued

Net assets	2003 £000	2002 £000
United Kingdom	**51,293**	41,919
United States of America	**15,745**	11,943
Allocated net assets	**67,038**	53,862
Investments	**1,397**	2,448
Provisions for liabilities and charges	**(6,265)**	(5,730)
Taxation and dividends	**(3,957)**	(5,645)
Net funds	**8,820**	24,768
	67,033	69,703
Closing rate of exchange £1 Sterling: US $	**1.60**	1.47

3 Operating Expenses

	2003 £000	2002 (Re-presented) £000
Raw materials and consumables	**27,879**	30,906
Other external charges	**21,710**	19,380
Staff costs (note 6)	**29,257**	29,211
Depreciation	**7,116**	6,491
Amortisation	**507**	51
Amount provided against investment in own shares	**264**	–
Amount provided on revaluation of fixed asset investment	**78**	–
Loss/(profit) on sale of tangible fixed assets	**484**	(41)
Own work capitalised	**(139)**	(64)
	87,156	85,934
Decrease in stock of finished goods and work in progress	**24**	148
	87,180	86,082

In accordance with the change in accounting policy on turnover, the related costs of tooling and equipment are now included in raw materials and consumables, and other external charges within operating expenses (note 1). Operating expenses for 2002 have been re-presented on the same basis.

Operating expenses include the following:		
Auditors' remuneration		
– audit services (parent company)	15	13
– audit services (subsidiaries)	120	114
– tax services (parent company)	56	209
– tax services (UK subsidiaries)	–	20
– non-audit services (parent company)	40	–
Operating lease rentals		
– plant and machinery	387	361
– other	79	84
Research and development*	7,775	5,505
Depreciation of assets held under lease purchase contracts	12	22

The exceptional charge of £2,365,000 for the 52 weeks ended 3 May 2003 comprises employee severance costs, curtailment of nasal formulation activities, and costs incurred with the profit forecast and bid approaches.
*Included within research and development costs is an amount of £1.43 million that relates to exceptional charges.

4 Profit on sale of associate

	2003 £000	2002 £000
Profit on sale of associate	**1,439**	–

On 10 October 2002 the Group sold its 40% shareholding in Microspray Delta S.p.A. for £2.4 million in cash. No goodwill was attributed to the acquisition of these shares. No taxation liability arises on the gain as the shareholding falls within the UK substantial corporate shareholding exemption.

5 Share of joint ventures and associates

	2003 £000	2002 £000
Share of operating loss of joint venture	**(115)**	(80)
Share of operating profit of associates – continuing	**55**	(22)
	(60)	(102)
Share of operating profit of associates – disposed of in the year (note 4)	**385**	327
	325	225
Share of turnover of joint ventures (not included in Group turnover)	**85**	21
Share of turnover of associates (not included in Group turnover)		
Continuing	**690**	599
Disposed of in the year	**1,774**	3,085
Purchase of goods and services from associated companies		
Continuing	**1,407**	923
Disposed of in the year	**170**	479

The Group's share of the results of associates and joint ventures is based upon latest unaudited management information.

6 Employees

Staff costs and the average monthly number of employees analysed by activity, including directors, are shown below:

	2003 £000	2002 £000
Staff costs:		
– wages and salaries	**24,629**	24,964
– social security costs	**2,335**	2,376
– other pension costs (note 27)	**2,293**	1,871
	29,257	29,211
	Number	Number
Production	**449**	461
Sales & marketing	**28**	29
Administration and support services	**78**	73
Engineering and product development	**271**	233
	826	796

7 Emoluments of directors

Detailed information concerning directors' individual remuneration, including that of the highest paid director, and share options, are given in the Remuneration Report on pages 25 to 31.

8 Net interest receivable

	2003 £000	2002 (Re-presented) £000
Interest payable:		
– bank overdrafts and loans	**(429)**	(548)
– other financing costs	**(40)**	(15)
– associated companies	**(11)**	(23)
Total interest payable	**(480)**	(586)
Interest receivable:		
– interest receivable on deposits	**842**	1,182
– interest receivable other	**29**	–
Total interest receivable	**871**	1,182
Net interest receivable	**391**	596

9 Taxation

	2003 £000	2002 £000
Current tax		
UK corporation tax at 30% (2002: 30%)	**(70)**	3,230
Share of taxation of associates	**166**	113
Overseas taxation	**76**	(27)
Total current tax	**172**	3,316
Deferred tax		
UK origination and reversal of timing differences	**543**	512
Adjustments in respect of prior periods	**(216)**	240
Total deferred tax	**327**	752
	499	4,068

Reconciliation to UK statutory rate

The reconciliation of the UK statutory tax charge to the Group's profit on ordinary activities before taxation is as follows:

	2003 £000	2002 £000
Profit on ordinary activities before taxation	**3,285**	15,031
Taxation charge at UK corporation tax rate of 30%	**986**	4,509
Adjustments in respect of prior periods	**27**	(796)
Accelerated capital allowances and other timing differences	**(543)**	(512)
Permanent differences	**(478)**	(125)
Current tax on losses not recognised	**143**	188
Higher average tax rates in overseas countries	**37**	52
Current tax charge for the year	**172**	3,316

Factors that may affect future tax charges

Deferred tax assets of £1 million in request of tax losses carried forward have not been recognised due to insufficient certainty over their recoverability.

10 Dividends

	2003 £000	2002 £000
Interim dividend paid of 7.0 pence per share (2002: 7.0 pence)	**1,859**	1,857
Final dividend proposed of 12.1 pence per share (2002: 12.1pence)	**3,212**	3,211
	5,071	5,068

11 Earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee trusts (note 14) which are treated as cancelled.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of all dilutive potential shares.

	2003	2002
Net profit attributable to shareholders before exceptional items (£000)	**3,064**	10,963
Exceptional items after taxation (£000)	**(278)**	–
Net profit attributable to shareholders (£000)	**2,786**	10,963
Weighted average number of ordinary shares in issue	**26,790,505**	26,570,967
Weighted average number of shares owned by Employee Share Ownership Trusts	**(245,793)**	(52,739)
Average number of ordinary shares in issue for basic earnings	**26,544,712**	26,518,228
Dilutive impact of share options outstanding	**95**	193,368
Diluted average number of ordinary shares in issue	**26,544,807**	26,711,596
Basic earnings per share before exceptional items (pence)	**11.5p**	41.3p
Basic loss per share on exceptional items (pence)	**(1.0p)**	–
Basic earnings per share (pence)	**10.5p**	41.3p
Diluted earnings per share before exceptional items (pence)	**11.5p**	41.0p
Diluted (loss) per share on exceptional items (pence)	**(1.0p)**	–
Diluted earnings per share (pence)	**10.5p**	41.0p

12 Intangible assets

Company and Group	Licences, patents and know-how £000
Costs	
4 May 2002	525
Additions	70
3 May 2003	595
Amortisation	
4 May 2002	88
Charge for the year	507
3 May 2003	595
Net book amount	
3 May 2003	**–**
3 May 2002	437

In July 2000 the Company licensed nano-particulate technology for the nasal delivery of drugs from the Massachusetts Institute of Technology. The costs of acquiring the licence and associated know-how were capitalised and were being amortised over a ten year period. In April 2003, the Group announced it would be curtailing its nasal formulation activities. As a consequence, an impairment review resulted in an additional charge being made in this year's accounts of £445,000 to write off the asset which has been included in exceptional costs (note 3).

13 Tangible assets

	Assets under construction £000	Land and buildings £000	Plant, equipment & vehicles £000	Total £000
Group				
Cost				
4 May 2002	10,390	27,054	78,491	115,935
Currency movements	(52)	(832)	(605)	(1,489)
Additions	7,891	2,220	5,157	15,268
Reclassifications	(9,130)	1,696	7,434	–
Disposals	(118)	(982)	(2,352)	(3,452)
3 May 2003	8,981	29,156	88,125	126,262
Depreciation				
4 May 2002	–	6,160	51,784	57,944
Currency movements	–	(160)	(399)	(559)
Charge for the year	–	799	6,317	7,116
Reclassifications	–	(53)	53	–
Disposals	–	(367)	(2,004)	(2,371)
3 May 2003	–	6,379	55,751	62,130
Net book amount				
3 May 2003	**8,981**	**22,777**	**32,374**	**64,132**
3 May 2002	10,390	20,894	26,707	57,991
Company				
Cost				
4 May 2002	–	45	164	209
Additions	–	–	3	3
Disposals	–	–	(38)	(38)
3 May 2003	–	45	129	174
Depreciation				
4 May 2002	–	42	116	158
Charge for the year	–	3	16	19
Disposals	–	–	(21)	(21)
3 May 2003	–	45	111	156
Net book amount				
3 May 2003	**–**	**–**	**18**	**18**
3 May 2002	–	3	48	51

The net book value of land and buildings comprised:	**Group**		**Company**	
	2003 £000	2002 £000	**2003 £000**	2002 £000
Freehold land and buildings	**20,513**	18,524	**–**	–
Long-term leasehold property	**2,264**	2,367	**–**	–
Short-term leasehold improvements	**–**	3	**–**	3
	22,777	20,894	**–**	3
Included in plant, equipment and vehicles are: Net book value of assets subject to finance leases and lease purchase contracts	**–**	56	**–**	19

14 Fixed asset investments

Group	Associates and joint ventures £000	Investments in own shares £000	Other investments £000	Total £000
Cost less amounts written off				
4 May 2002	364	1,020	392	1,776
Additions	122	–	–	122
Disposals	(231)	–	–	(231)
Charge for the year	–	(264)	(78)	(342)
Exchange rate adjustment	–	–	(30)	(30)
3 May 2003	255	756	284	1,295
Share of post-acquisition reserves				
4 May 2002	672	–	–	672
Share of retained profits for the year	138	–	–	138
Disposals	(708)	–	–	(708)
3 May 2003	102	–	–	102
Net book value 3 May 2003	**357**	**756**	**284**	**1,397**
Net book value 3 May 2002	1,036	1,020	392	2,448

Investment in joint ventures amounted to £nil (2002: £nil) comprising share of gross assets £18,000 less share of gross liabilities £18,000.

Investments in own shares comprises: –
(i) Shares held by the Employee Share Ownership Trust ("ESOT"), comprising at 3 May 2003 38,323 ordinary shares (nominal value £3,832) held for the purpose of satisfying obligations under share option plans for the benefit of the Group's employees. The market value of the ESOT's shares at 3 May 2003 was £120,000. The purchase of the shares was funded by a contribution from the Company to the ESOT. The trustees of the ESOT have waived any entitlement to dividend income.
(ii) Shares held by a qualifying employee share ownership trust ("QUEST"). The QUEST held a total of 204,703 shares (nominal value £20,470) at 3 May 2003. The market price of the shares at 3 May 2003 was £640,000. The trustees of Bespak QUEST Limited have waived any entitlement to dividend income.

Other investments consist of an investment in a deferred compensation plan for US employees of £232,000 and listed equity investments of £52,000 (market value £93,000).

Company	Investments in subsidiary undertakings £000	Shares in joint ventures and associates £000	Investments in own shares £000	Total £000
Cost less amounts written off				
4 May 2002	82,671	1,474	244	84,389
Additions	2,563	122	–	2,685
Disposals	(1)	(1,131)	(33)	(1,165)
Charge for the year	(2,601)	(221)	(91)	(2,913)
3 May 2003	**82,632**	**244**	**120**	**82,996**

Investments in subsidiaries include long-term loans amounting to £12.5 million (2002: £13.6 million).

14 Fixed asset investments (continued)

The Group and Company's principal subsidiary and associated companies are as follows:

	Country of registration (or incorporation) and operation	% of ordinary shares held by the Company	% of ordinary shares held by the Group	Nature of business
Subsidiaries:				
Bespak Europe Limited	United Kingdom	79	100	Development and manufacturing
Bespak Finance Limited	United Kingdom	100	100	Finance company
Bespak Holdings Limited	United Kingdom	100	100	Holding company
Bespak QUEST Limited	United Kingdom	100	100	Employee share ownership trust
Bespak Inc.	USA	–	100	Development manufacturing and distribution
Bespak Holdings Inc.	USA	–	100	Holding company
Joint ventures				
Odem Limited	United Kingdom	33	33	Development
Associated companies:				
Bull Rubber Limited	United Kingdom	26	26	Manufacturing

Odem Limited and Bull Rubber Limited report to 31 March.

15 Stocks

	Group 2003 £000	2002 £000	Company 2003 £000	2002 £000
Raw materials	**1,779**	1,597	**–**	–
Work in progress	**1,143**	1,009	**–**	–
Finished goods	**592**	781	**–**	–
	3,514	3,387	**–**	–

The difference between the purchase price or production cost of stocks and their replacement cost is not material.

16 Debtors

	Group 2003 £000	2002 £000	Company 2003 £000	2002 £000
Trade debtors	**10,781**	8,389	**–**	–
Other debtors	**1,251**	1,261	**147**	26
Corporate taxation	**360**	141	**344**	1,129
Amounts receivable from Group undertakings	**–**	–	**772**	6,194
Prepayments and accrued income	**337**	380	**85**	173
	12,729	10,171	**1,348**	7,522

Trade debtors include £264,000 (2002: £nil) falling due after more than one year.

17 Short-term investments

	Group 2003 £000	2002 £000	Company 2003 £000	2002 £000
Cash deposits	**16,365**	31,473	**16,365**	31,473

Short-term investments comprise deposits with banks and building societies.

18 Creditors

	Group 2003 £000	2002 £000	Company 2003 £000	2002 £000
Amounts falling due within one year				
Loans falling due within one year (note 19)	**1,873**	2,091	**1,873**	2,060
Bank overdrafts & loans – unsecured	**7,350**	5,462	**7,350**	5,193
Trade creditors	**5,795**	6,753	**57**	133
Amounts payable to Group undertakings	**–**	–	**8,387**	29,544
Amounts payable to associated companies	**43**	276	**–**	–
Corporate taxation	**761**	2,575	**–**	–
Other taxation and social security	**1,106**	1,343	**25**	38
Other creditors	**2,801**	4,985	**–**	–
Accruals and deferred income	**2,845**	4,626	**419**	651
Proposed dividend	**3,212**	3,211	**3,212**	3,211
	25,786	31,322	**21,323**	40,830
Amounts falling due after more than one year				
Bank loans (note 19)	**–**	2,044	**–**	2,044
Loans from Group undertakings (note 19)	**–**	–	**15,693**	15,666
Other creditors	**731**	–	**–**	–
	731	2,044	**15,693**	17,710

19 Loans

	Group 2003 £000	2002 £000	Company 2003 £000	2002 £000
Loan repayments falling due within one year	**1,873**	2,091	**1,873**	2,060
Loan repayments falling due between one and two years	**–**	2,044	**–**	2,044
	1,873	4,135	**1,873**	4,104
Loans from Group undertakings falling due in more than one year	**–**	–	**15,693**	15,666
	1,873	4,135	**17,566**	19,770
Total amount included above due on long term loans which are repayable by installments	**1,873**	4,135	**1,873**	4,104

Analysed as:	Terms	Currency	Repayable	2003 £000	2002 £000
Company					
Lease purchase		£	2002	**–**	17
Bank loan	Unsecured bank loan repaid May 2003; interest linked to LIBOR	US$	2003	**1,873**	4,087
Subsidiaries					
Lease purchase		£	2002	**–**	31
				1,873	4,135

Notes:
The bank loan is subject to a cross guarantee between Bespak plc and its UK subsidiary companies.

20 Financial instruments and related disclosures

Financial review
The Group's policies and objectives in respect of financial risk relating to currency movements, interest rate fluctuation and liquidity are also referred to in the Financial Review on pages 13 to 15. The following disclosures exclude all short-term debtors and creditors.

Fair value of financial assets and liabilities
The following table presents the carrying amounts and fair values of the Group's financial instruments at 3 May 2003. Where available, market values have been used to determine fair values.

	At 3 May 2003		At 3 May 2002	
	Book Value £000	**Fair Value £000**	Book Value £000	Fair Value £000
Fixed asset investments	**284**	**325**	335	335
Other debtors due after more than one year	**264**	**264**	–	–
Cash at bank	**1,678**	**1,678**	2,892	2,892
Short-term investments	**16,365**	**16,365**	31,473	31,473
Forward exchange contracts	**–**	**36**	–	142
Short-term borrowings, overdrafts and leases	**(9,223)**	**(9,223)**	(7,553)	(7,553)
Long-term borrowings	**–**	**–**	(2,044)	(2,044)
Other creditors due after more than one year	**(731)**	**(731)**	–	–
Interest rate swap	**–**	**–**	–	(187)

(i) **Fixed asset investments** The fair value of listed investments is based upon year end quoted market prices.

(ii) **Other debtors due after more than one year** The fair value approximates to the carrying value.

(iii) **Cash at bank** The fair value approximates to the carrying value.

(iv) **Short-term investments** The fair value of the Group's time deposits approximates to their carrying value in the balance sheet because of their short maturity.

(v) **Forward exchange contracts** The fair value of the Group's forward exchange contracts is based on market prices and exchange rates at the balance sheet date.

(vi) **Short-term borrowings and overdrafts** The fair value of short-term loans and overdrafts approximates to the carrying amount reported in the balance sheet because of the short maturity of these instruments.

(vii) **Long-term borrowings** The fair value of long-term loans approximates to the carrying amount reported in the balance sheet.

(viii) *Other creditors due after more than one year The fair value approximates to the carrying value.*

(ix) **Interest rate swap** The Group had an interest rate swap agreement to hedge exposure to fluctuations in interest rates on US dollar borrowings which expired in April 2003.

20 Financial instruments and related disclosures (continued)

Interest rate and currency profile of financial assets and liabilities

The interest and currency profile, after taking account of an interest rate swap, of the financial assets and liabilities of the Group at 3 May 2003 was as follows:

	Total		Floating rate		Fixed rate	
Financial liabilities	**2003 £000**	2002 £000	**2003 2002**	2002 £000	**2003 £000**	2002 £000
Sterling	**–**	(58)	**–**	(10)	**–**	(48)
US dollar	**(7,949)**	(9,381)	**(7,949)**	(5,294)	**–**	(4,087)
EU currencies (excluding Sterling)	**(1,274)**	(158)	**(1,274)**	(158)	**–**	–
Gross borrowings	**(9,223)**	(9,597)	**(9,223)**	(5,462)	**–**	(4,135)
Financial assets						
Sterling	**17,084**	31,824				
US dollar	**861**	526				
EU currencies (excluding Sterling)	**37**	2,013				
Swiss franc	**61**	2				
Cash and deposits	**18,043**	34,365				
Net funds	**8,820**	24,768				

Interest on bank overdrafts and short-term loans are at floating rates linked to LIBOR.

The financial assets comprise cash and short-term investments that are placed with banks at floating rates.

There is an additional financial liability of £731,000 in respect of other creditors due after more than one year. No interest is payable on this liability which is denominated in Sterling. The liability is estimated to fall due between one and two years.

Currency risk

The Group's principal currency exposure is to movements between Sterling and the US dollar.

The Group uses loans to hedge translational currency exposures of its overseas net assets. Assets denominated in US dollars are broadly matched by US dollar borrowings. Gains and losses arising from this currency exposure are recognised in the statement of total recognised gains and losses. The Group does not hedge the impact of translational currency movements on reported profits.

The Group uses forward contracts to hedge transactional currency exposures. As a result there were no material monetary assets or liabilities in foreign currencies, having taken into account the effect of forward exchange currency contracts that have been used to match foreign currency exposures.

The Group hedges a proportion of forecast future foreign currency transaction exposure extending up to twelve months. At 3 May 2003, the Group held forward contracts and option contracts to hedge the equivalent of £2.6 million of forecast foreign currency transaction exposures (2002: £14.1 million).

20 Financial instruments and related disclosures (continued)

Borrowing facilities

At 3 May 2003 the Group had the following undrawn committed borrowing facilities available at floating rates:

	2003 £000	2002 £000
Expiring within one year	**4,247**	6,685
Expiring in more than one year but not more than two years	**–**	2,402
	4,247	9,087

Hedges

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability. Where such instruments do not hedge an underlying asset or liability they are accounted for using fair value accounting.

	Total £000
Unrecognised gains on hedges at 4 May 2002	142
Gains arising in previous years that were recognised in the year	(142)
Unrecognised gains arising in the year	36
Unrecognised gains on hedges at 3 May 2003	36
Expected to be recognised within one year	36

21 Provisions for liabilities and charges

	Deferred taxation £000	Pensions and post retirement benefits £000	Total £000
Group			
At 4 May 2002	5,400	330	5,730
Profit and loss account	327	236	563
Exchange rate adjustments	–	(28)	(28)
At 3 May 2003	**5,727**	**538**	**6,265**

Deferred Taxation

Deferred taxation provided in the financial statements, and the amount unprovided of the total potential asset, are as follows:

	Amount provided		Amount unprovided	
	2003 £000	2002 £000	**2003 £000**	2002 £000
Group				
Tax effect of timing differences:				
Excess of tax allowances over depreciation	**5,674**	6,133	**–**	–
Other timing differences	**53**	(708)	**–**	–
Tax losses	**–**	(25)	**(1,009)**	–
	5,727	5,400	**(1,009)**	–
Company				
Tax effect of timing differences:				
Excess of tax allowances over depreciation	**–**	–	**(107)**	(10)
Other timing differences	**–**	–	**(7)**	(16)
	–	–	**(114)**	(26)

The deferred tax asset is not provided as this asset may not crystallise in the forseeable future.

Pensions and post retirement benefits

As detailed in note 14, the Group has invested in a deferred compensation plan for US employees. The amount of the deferred compensation is invested by the Group in a trust plan on behalf of employees until retirement.

22 Share capital

	2003 £000	2002 £000
Authorised:		
40,000,000 Ordinary shares of 10p each	**4,000**	4,000
Allotted, called up and fully paid:		
26,790,889 (2002: 26,785,889 shares) Ordinary shares of 10p each	**2,679**	2,679

During the year 5,000 ordinary shares of 10p each were issued as a result of the exercise of options under the Bespak Executive and Company Share Option Schemes for a total consideration of £22,450.

Bespak QUEST Limited was established in March 1999 as a qualifying share ownership trust ("QUEST") to acquire ordinary shares of the Company for transfer to employees exercising options under the Bespak plc Savings Related Share Option Scheme. Shares acquired by the QUEST are recorded under 'investments' as detailed in note 14. No shares were transferred to employees in the year.

Share options

The Company's directors, employees and certain former employees hold options over shares in the Company under a number of share option schemes. The movement on those schemes was as follows:

	Share option schemes Number	Savings related share option scheme Number	Total Number
At 4 May 2002	688,000	452,313	1,140,313
Options granted	556,500	192,031	748,531
Options exercised	(5,000)	–	(5,000)
Options lapsed	(296,000)	(97,621)	(393,621)
At 3 May 2003	**943,500**	**546,723**	**1,490,223**

Contingent rights to the allotment or transfer of ordinary shares in the Company exist under the terms of the Company's Savings Related, Company and Executive Share Option Schemes. Under the Savings Related Scheme options are normally exercisable between 3 and 3 1/2 years, under the 1986 and 2002 Executive Share Option Schemes and the 1996 Company Share Option Scheme between 3 and 10 years and under the 1996 Executive Share Option Scheme between 3 and 7 years from the date of grant of the options (3 and 10 years in the case of options granted on or after 6 April 1997). The Group has taken advantage of the exemptions applicable to Inland Revenue approved SAYE share option schemes under Urgent Issues Task Force Abstract 17 (revised 2000), "Employee Share Schemes."

There were outstanding at 3 May 2003 options granted to directors and employees within the Group under the Bespak 1986 and 2002 Executive Share Option Schemes and the 1996 Bespak Company Share Option Scheme to subscribe for a total of 943,500 ordinary shares at prices between 314p and 795p. The weighted average subscription price is 486p. These options are normally capable of being exercised over varying periods to December 2012.

There were also outstanding at 3 May 2003 options granted to directors and employees within the Group under the Bespak Savings Related Share Option Scheme to subscribe for 546,723 ordinary shares at a weighted average price of 396p exercisable over varying periods to September 2005.

23 Reserves

	Share premium account £000	Profit & loss account £000	Total £000
Group			
At 4 May 2002	22,988	44,036	67,024
Retained loss for the year	–	(2,285)	(2,285)
Exchange movements on foreign currency net investments	–	(415)	(415)
Movement relating to QUEST	–	8	8
Premium on shares issued during the year	22	–	22
At 3 May 2003	**23,010**	**41,344**	**64,354**
Company			
At 4 May 2002	22,988	41,392	64,380
Retained loss for the year	–	(2,742)	(2,742)
Premium on shares issued during the year	22	–	22
At 3 May 2003	**23,010**	**38,650**	**61,660**

Cumulative goodwill written-off against reserves amounts to £2,297,000 (2002: £2,297,000).

Profit for the financial year

As permitted by section 230 of the Companies Act 1985, the holding company's profit and loss account has not been included in these financial statements. The profit on ordinary activities after taxation for the financial year dealt with in the accounts of the holding company was £2.329 million.

24 Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities	2003 £000	2002 (Re-presented) £000
Operating profit	**1,130**	14,210
Depreciation	**7,116**	6,491
Amortisation of intangible fixed assets	**507**	51
Amount provided against investment in own shares	**264**	–
Amount provided on revaluation of fixed asset investment	**78**	–
Loss/(profit) on sale of tangible fixed assets	**484**	(41)
(Increase)/decrease in stocks	**(187)**	87
(Increase)/decrease in debtors	**(2,655)**	1,750
(Decrease)/increase in creditors	**(3,998)**	5,690
Increase in provisions	**236**	12
Net cash inflow from operating activities	**2,975**	28,250

Cash flow relating to exceptional items
Operating cash flows include an outflow of £725,000 relating to exceptional charges (note 3).

25 Reconciliation of net cash flow to movement in net funds

	At 4 May 2002 £000	Cash flow £000	Exchange movements £000	At 3 May 2003 £000
Cash at bank and in hand	2,892	(1,160)	(54)	**1,678**
Overdrafts & short-term loans	(5,462)	(2,310)	422	**(7,350)**
Net overdrafts & short-term loans	(2,570)	(3,470)	368	**(5,672)**
Loans and leasing obligations	(4,135)	1,971	291	**(1,873)**
Short-term investments	31,473	(15,108)	–	**16,365**
Net funds	24,768	(16,607)	659	**8,820**
Financing items included in cash flow movements				
Payment for shares		(22)		
Net cash outflow before management of liquid resources and financing		(16,629)		

26 Commitments and contingent liabilities

	Group		Company	
	2003	2002	**2003**	2002
	£000	£000	**£000**	£000
(i) Capital expenditure contracted for but not provided in the accounts	**4,039**	8,037	**–**	–
(ii) Annual commitments under operating leases				
Land and buildings:				
– Expiring within 1 year	**56**	1	**–**	–
– Expiring between 2 and 5 years inclusive	**–**	54	**–**	26
	56	55	**–**	26
Other:				
– Expiring within 1 year	**59**	11	**–**	–
– Expiring between 2 and 5 years inclusive	**160**	240	**–**	–
	219	251	**–**	–

(iii) Legal proceedings
In January 2002, the European Patent Office Opposition Board ruled against the Group, upholding the patent rights of a competitor in the field of metered dose inhaler valves. An appeal is to be made against the decision and the eventual outcome of the dispute is uncertain. The directors do not expect that a material loss will result from these proceedings and as a result no provision has been made.

27 Pension commitments

The Group operates a number of pension schemes in the UK and USA, the assets of which are held in trustee administered funds separate from the finances of the Group.

The main UK retirement benefits plan is a defined benefit scheme. The last full actuarial valuation of this scheme was carried out by a qualified independent actuary as at 30 April 2002 and updated on an approximate basis as at 3 May 2003 to determine the scheme assets and liabilities under FRS 17. The valuation of this scheme is assessed using the projected unit method on the basis of triennial valuations.

The valuation at 30 April 2002 showed that the market value of the assets of the scheme was £16.97m and that the actuarial value of those assets represented 81% of the benefits that had accrued to members, after allowing for investment growth and anticipated future increases in earnings. The most significant financial assumptions affecting the results of the valuation were that future price inflation would average 2.7% per annum whilst the rate of return on investments would average 7.2% per annum for assets backing the liabilities of active and deferred members up to retirement, and 6.2% per annum for assets backing pensions in payment, future wages and salaries would increase by 4.7% per annum, and post-April 1988 guaranteed minimum pensions and post-April 1997 pensions would increase by an average of 2.7% per annum. The pensions payable to Band 4 or 5 members are guaranteed to increase at a rate of 3% per annum.

Following consultation between the Company and the trustees, it was agreed that the Group contribution rates would remain at the levels current at the valuation date whilst employee contributions have been increased in order to eliminate the deficit over the remaining service lives of the current members (estimated to be 15 years). At 30 April 2002 the scheme was 99% funded on the Minimum Funding Requirement (MFR) basis and the current contribution rates are above those required under the MFR Regulations to meet the target of 100% MFR by February 2013. The agreed contribution rates to the pension scheme by the Company vary from 8.15% to 17.7% of pensionable salary and those of employees by 4% to 5.25% of pensionable salary according to eligibility of benefit. These rates made some allowance for investment experience following the valuation. The contributions made by the Group to the scheme during the year amounted to £1,820,000 (2002: £1,633,000). Accrued pension costs included in creditors at the year end amounted to £168,000 (2002: £168,000). In addition, the sum of £230,000 (2002: £nil) is included in provisions in respect of the pension liability arising under SSAP 24.

The defined benefit scheme was closed to new entrants with effect from 30 June 2002.

A defined contribution scheme has been established for new employees or those employees not wishing to contribute to the defined benefit scheme.

The Company is committed to the payment of a pension to the spouse of a former director which is increased in line with the Retail Prices Index.

27 Pension commitments (continued)

FRS 17 disclosures

The Group continues to account for pension arrangements in accordance with SSAP 24 'Accounting for pension costs'. Under the transitional provisions of FRS 17 'Retirement benefits', certain disclosures are required on the basis of the valuation methodology adopted by FRS 17.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

	2003	2002
Rate of increase of future earnings	3.5%	3.8%
Rate of increase in pensions in payment	0% to 3.0%	0% to 3.0%
Discount rate	5.5%	6.0%
Inflation assumption	2.5%	2.8%

The assets and liabilities in the scheme and the expected rate of return were:

3 May 2003	Long-term rate of return expected at 3 May 2003	Value at 3 May 2003 £m
Equities	7.1%	14.6
Cash	3.75%	0.3
Total market value of assets		14.9
Present value of scheme liabilities		(28.9)
Deficit in scheme		(14.0)
Related deferred tax asset		4.2
Net pension deficit		(9.8)

3 May 2002	Long-term rate of return expected at 3 May 2002	Value at 3 May 2002 £m
Equities	7.7%	16.7
Cash	4.0%	0.1
Total market value of assets		16.8
Present value of scheme liabilities		(24.5)
Deficit in scheme		(7.7)
Related deferred tax asset		2.3
Net pension deficit		(5.4)

The assets and liabilities of the scheme, shown above, both exclude the accumulated value of Additional Voluntary Contributions paid by members. The AVC liability is exactly matched by the assets held.

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve would be as follows:

	3 May 2003	3 May 2002
Net assets	£m	£m
Net assets excluding net pension deficit	67.0	69.7
Pension liability under SSAP 24	0.2	–
Net pension deficit under FRS 17	(9.8)	(5.4)
Net assets including net pension deficit	57.4	64.3
Reserves		
Profit and loss reserve excluding net pension deficit	41.3	44.0
Pension liability under SSAP 24	0.2	–
Net pension deficit under FRS 17	(9.8)	(5.4)
Profit and loss reserve	31.7	38.6

27 Pension commitments *(continued)*

The deficits under FRS 17 reflect the different bases for valuing assets and liabilities compared to SSAP 24, including the immediate impact of the fair values of assets at 3 May 2003.

If the defined benefit pension scheme had been accounted for under FRS 17, the following amounts would have been recorded in the profit and loss account and statement of total recognised gains and losses for the year ended 3 May 2003.

	£m
Amounts charged to operating profit	
Current service cost	(1.9)
Past service cost	–
Curtailments/settlements	–
	(1.9)
Net return on the scheme	
Expected return on pension scheme assets	1.4
Interest on pension liabilities	(1.5)
	(0.1)
Profit and loss charge	(2.0)

Analysis of amount recognised in statement of total recognised gains and losses	
Actual return less expected return on assets	(5.2)
Experience gains and losses on liabilities	1.3
Changes in actuarial assumptions	(2.2)
Actuarial loss recognised	(6.1)

Movements in deficits during the year	
Deficit in scheme at 4 May 2002	(7.7)
Movement in the year:	
Current service cost	(1.9)
Contributions	1.8
Net return on assets/(interest cost)	(0.1)
Actuarial loss recognised in statement of total recognised gains and losses	(6.1)
Deficit in scheme at 3 May 2003	(14.0)

History of experience gains and losses	2003
Difference between expected and actual return on scheme assets (£m)	(5.2)
Percentage of scheme assets	(35%)
Experience gains and losses on scheme liabilities (£m)	1.3
Percentage of scheme liabilities	4%
Total amount recognised in statement of total recognised gains and losses (£m)	(6.1)
Percentage of scheme liabilities	(21%)

Pension costs charged in the year relating to the new defined contribution scheme amounted to £47,000 of which £8,000 was included in creditors at the year end.

As disclosed in the Remuneration Report the Company makes additional salary payments to certain executive directors to enable them to fund personal pension arrangements. These payments, which amounted to £122,000 (2002: £139,000), are disclosed as pension costs in the accounts.

In the USA, the Company operates savings and investment plans qualified under Section 401(K) of the Internal Revenue Code. Pension costs charged in the year relating to these plans amounted to £74,000 (2002: £99,000), which was paid in full during the year.

Notice of Annual General Meeting

The 44th Annual General Meeting of Bespak plc will be held at Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS at 11.30 a.m. on Friday 5 September 2003.

The business of the Meeting will be:

1 To accept the directors' and the auditors' reports and the accounts for the 52 weeks ended 3 May 2003.

2 To declare a final dividend.

3 To re-elect Sir David Cooksey as a director.

4 To re-elect Mr George Meredith as a director.

5 To elect Mr Jack Cashman as a director.

6 To elect Mr Martin Hopcroft as a director.

7 To approve the Remuneration Report of the Board.

8 To reappoint PricewaterhouseCoopers LLP as auditors (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers) until next year's Annual General Meeting and to authorise the directors to determine their remuneration.

To consider, and if thought fit, to pass the following resolution which will be proposed as an Ordinary Resolution:

9 THAT: the directors are generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of the said Section 80) up to an aggregate nominal amount of £1,004,000 during the period from the date of the passing of this resolution to the earlier of 5 December 2004 and the conclusion of the next Annual General Meeting, and so that this authority shall allow the Company to make offers or agreements before the expiry of this authority which would or might require relevant securities to be allotted after such expiry, and the directors may allot relevant securities in pursuance of such offers or agreements as if the authority given by this resolution had not expired, and this authority shall be in substitution for any previous authorities conferred on the directors to allot relevant securities.

To consider, and if thought fit, pass the following resolutions which will be proposed as Special Resolutions:

10 THAT: subject to the passing of resolution 9 set out in the Notice of Meeting of which this resolution is a part, the directors are empowered, pursuant to Section 95 of the Companies Act 1985 ("the Act"), to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the authority given in accordance with Section 80 of the Act conferred by ordinary resolution 9 set out in the Notice of Meeting of which this resolution is a part, as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

i) in connection with an offer of securities, open for acceptance for a period fixed by the directors, by way of rights to holders of ordinary shares and other persons entitled to participate in such offer in proportion (as nearly as may be) to their holdings (or, as appropriate, to the number of shares which such other persons are deemed to hold) on a record date fixed by the directors subject only to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with legal or practical problems under the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory or in connection with fractional entitlements or any other matter whatever; and

ii) pursuant to the terms of any share scheme for employees approved by members in general meeting; and

iii) (otherwise than pursuant to sub-paragraphs (i) and (ii) above) up to an aggregate nominal amount of £134,029;

during the period commencing on the date of the passing of this resolution and expiring on the earlier of 5 December 2004 and the conclusion of the next Annual General Meeting, and so that this power shall enable the Company to make offers or agreements before such expiry which would or might require equity securities to be allotted after the expiry of this power, and the directors may allot equity securities in pursuance of such offers or agreements as if the power had not expired and this authority shall be in substitution for any previous powers conferred on the directors to allot equity securities.

11 THAT, pursuant to Article 46 of the Company's Articles of Association, the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of that Act) on the London Stock Exchange of ordinary shares of 10 pence each in the capital of the Company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 2,680,588 (representing approximately 10 per cent. of the Company's issued ordinary share capital);

(b) the minimum price which may be paid for such shares is 10 pence per share;

(c) the maximum price which may be paid for an ordinary share shall not be more than 5 per cent. above the average of the middle market quotations for the ordinary shares of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next annual general meeting of the Company; and

(e) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

By order of the Board
Louise Scott
Secretary
17 July 2003

Registered Office
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks. MK12 5TS

Notes

1 A member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company. Members wishing to vote by proxy should use the form of proxy enclosed. The instrument appointing a proxy should be deposited with the Company's registrars, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the time of the meeting.

2 Particulars of transactions of directors and of their family interests in ordinary shares of the Company and its subsidiaries will be available for inspection at the Company's registered office during normal business hours from Mondays to Fridays from the date of this notice until (and including) the date of the Annual General Meeting and at the place of the Annual General Meeting for fifteen minutes prior to and during the Meeting.

3 Copies of directors' service contracts with the Company and its subsidiaries will be available for inspection at the Company's registered office during normal business hours from Mondays to Fridays from the date of this notice until (and including) the date of the Annual General Meeting and at the place of the Annual General Meeting for fifteen minutes prior to and during the Meeting.

4 To have the right to attend and vote at the meeting, and also for the purpose of calculating how many votes a person may cast, a person must have his/her name entered on the register of members by no later than 48 hours before the time of the meeting. Changes to the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

5 Following the adoption by PricewaterhouseCoopers of limited liability party status with effect from 1 January 2003, PricewaterhouseCoopers resigned as auditors and the directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation.

Five year summary

	2003 £000	2002 £000	2001 £000	2000 £000	1999 £000
Sales of products and services	**79,887**	91,506	78,695	83,016	81,870
Sales of tooling and equipment	**8,423**	8,786	–	–	–
Turnover	**88,310**	100,292	78,695	83,016	81,870
Operating expenses	**(84,815)**	(86,082)	(65,281)	(68,279)	(68,699)
Exceptional items	**(2,365)**	–	–	(583)	1,225
Group operating profit	**1,130**	14,210	13,414	14,154	14,396
Share of joint ventures and associates	**325**	225	240	229	159
Total operating profit	**1,455**	14,435	13,654	14,383	14,555
Profit on sale of associate	**1,439**	–	–	–	–
Loss on sale of business	**–**	–	–	(29,739)	–
Net interest (payable) / receivable	**391**	596	462	(129)	182
Profit/(loss) before taxation	**3,285**	15,031	14,116	(15,485)	14,737
Taxation	**(499)**	(4,068)	(3,953)	(5,067)	(3,768)
Profit/(loss) for the financial year	**2,786**	10,963	10,163	(20,552)	10,969
Dividends	**(5,071)**	(5,068)	(4,770)	(4,430)	(3,902)
Retained (loss)/profit for the year	**(2,285)**	5,895	5,393	(24,982)	7,067
Earnings per share (pre-exceptional)	**11.5p**	41.3p	38.4p	37.2p	38.8p
Earnings/(loss) per share (post-exceptional)	**10.5p**	41.3p	38.4p	(78.9p)	42.8p
Diluted earnings per share (pre-exceptional)	**11.5p**	41.0p	38.1p	36.8p	37.7p
Diluted earnings/(loss) per share (post-exceptional)	**10.5p**	41.0p	38.1p	(78.0p)	41.6p

Notes

1. The financial information has been extracted from the audited accounts for 1999 to 2003 inclusive.

2. Adjustments have been made to the figures originally published to reflect the changes in accounting policy in respect of FRS 19 "Deferred Taxation."

3. Turnover and operating expenses for 2001 and earlier years have not been re-presented to reflect the sale of tooling and equipment. The re-presentation of certain income from interest receivable to turnover made in 2003 and 2002 did not affect earlier years.

Financial Calendar

2002/2003

Year end	3 May 2003
Ex-dividend date	20 August 2003
Record date	22 August 2003
Annual General Meeting	5 September 2003
Payment of final dividend	18 September 2003

2003/2004

Announcement of half year results	January 2004
Interim Report	January 2004
Interim dividend	February 2004
Year end	1 May 2004

Board of directors and principal advisers

Board of Directors
Sir David Cooksey (Non-Executive Chairman)
Mark C Throdahl (USA) (Chief Executive)
Martin P Hopcroft (Group Finance Director)
Jack P Cashman (Ireland) (Non-Executive)
Sir John Chisholm (Non-Executive)
George Meredith (USA) (Non-Executive)

Secretary
A Louise Scott

Registered office
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom

Telephone +44 (0)1908 552600
Facsimile +44 (0)1908 552613
E-mail Bespakplc@bespak.co.uk

Registered number
406711 England

Auditors
PricewaterhouseCoopers LLP

Principal bankers

UK	Barclays Bank PLC
	National Westminster Bank Plc
USA	Branch Banking & Trust Company

Merchant bankers
Citigroup Global Markets Limited

Stockbrokers
Credit Suisse First Boston (Europe) Limited

Solicitors
Herbert Smith
Eversheds

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Telephone +44 (0)870 162 3100
Facsimile +44 (0)20 8639 2342
E-mail ssd@capitaregistrars.com
www.capitaregistrars.com

The Bespak Group

Bespak plc

Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom
Telephone +44 (0)1908 552600
Facsimile +44 (0)1908 552613
Email Bespakplc@Bespak.co.uk

Bespak Europe

Bergen Way
King's Lynn
Norfolk PE30 2JJ
United Kingdom
Telephone +44 (0)1553 691000
Facsimile +44 (0)1553 693728

Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom
Telephone +44 (0)1908 552600
Facsimile +44 (0)1908 552613

Bespak, Inc.

2450 Laura Duncan Road
Apex
North Carolina 27502
USA
Telephone (919) 387 0112
Facsimile (919) 387 0116

Group Website

www.bespak.com